                                       FORM 6-K
                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                           REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16 OF
                         THE SECURITIES EXCHANGE ACT OF 1934


For the month of January, 1998

                              TLC The Laser Center, Inc.
                            (Commission File No. 0-29302)

        5600 Explorer Drive, Suite 301, Mississauga, Ontario, Canada  L4W 4Y2
     ---------------------------------------------------------------------------
                       (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual
reports under cover Form 20-F or Form 40-F.]      Form 20-F      Form 40-F  X
                                                             ---           ---

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.]              Yes                 No  X
                        ---                ---

Exhibits Attached:
------------------

1. Offering Circular for Takeover Bid dated January 13, 1998.
2. Press Release dated January 13, 1998 Regarding Third Quarter earnings.


                                      SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TLC The Laser Center Inc.

     Date:                              By:
          --------------------------        -----------------------
                                            Elizabeth A. Karmin,
                                            Deputy General Counsel

 ______________________________________________________________________________

                                     [TLC LOGO]

                             TLC THE LASER CENTER INC.

                                 OFFER TO PURCHASE

                                     ALL OF THE

                                   COMMON SHARES

                                         OF

                                   BEACONEYE INC.

                                  JANUARY 13, 1998
 ______________________________________________________________________________

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR INVESTMENT DEALER, BROKER, BANK MANAGER, FINANCIAL PLANNER, LAWYER OR OTHER PROFESSIONAL ADVISOR.

                             TLC THE LASER CENTER INC.


                                 OFFER TO PURCHASE
                              ALL OF THE OUTSTANDING
                                   COMMON SHARES
                                         OF

                                   BEACONEYE INC.

                        FOR $0.40 CASH FOR EACH COMMON SHARE

This offer to purchase (the "Offer") common shares (the "Shares") of BeaconEye Inc. ("BeaconEye") by TLC The Laser Center Inc. (the "Offeror") is open for acceptance until 4:00 p.m. (Toronto time) on February 4, 1998 (the "Expiry Time"), unless withdrawn or extended.

The Offer is conditional upon, among other things, at least 90% of the Shares (on a fully-diluted basis) being validly deposited under the Offer and not withdrawn. This and the other conditions to the Offer are described in Section 4 of the Offer, "Conditions of the Offer".

HOLDERS OF SHARES ("SHAREHOLDERS") WHO WISH TO ACCEPT THE OFFER MUST COMPLETE AND SIGN THE ENCLOSED LETTER OF TRANSMITTAL (PRINTED ON BLUE PAPER) OR A MANUALLY SIGNED FACSIMILE THEREOF AND DEPOSIT IT, TOGETHER WITH CERTIFICATES REPRESENTING THE SHARES BEING DEPOSITED AND ALL OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, TO THE OFFICE OF CIBC MELLON TRUST COMPANY (THE "DEPOSITARY") IN TORONTO, IN ACCORDANCE WITH THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL. ALTERNATIVELY, SHAREHOLDERS MAY FOLLOW THE PROCEDURES FOR GUARANTEED DELIVERY DESCRIBED UNDER SECTION 3 OF THE OFFER, "MANNER OF ACCEPTANCE".

Questions and requests for assistance may be directed to RBC Dominion Securities Inc. (the "Dealer Manager") or the Depositary. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained upon request from the Depositary at its office shown on the last page of this document.

Persons whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact such registered holder for assistance if they wish to accept the Offer.

ALL DOLLAR REFERENCES IN THE OFFER AND CIRCULAR ARE IN CANADIAN DOLLARS, EXCEPT WHERE OTHERWISE INDICATED.

                  ---------------------------------------------------

                        The Dealer Manager for the Offer is:

                            RBC DOMINION SECURITIES INC.


January 13, 1998

(CONTINUED FROM COVER)

THE OFFER IS MADE FOR THE SECURITIES OF A CANADIAN ISSUER AND WHILE THE OFFER IS SUBJECT TO CANADIAN DISCLOSURE REQUIREMENTS, INVESTORS SHOULD BE AWARE THAT THESE REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES.

THE ENFORCEMENT BY INVESTORS OF CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT THE OFFEROR IS INCORPORATED UNDER THE LAWS OF ONTARIO, THAT SOME OR ALL OF ITS OFFICERS AND DIRECTORS ARE RESIDENTS OF CANADA, THAT THE EXPERTS NAMED IN THE OFFER AND CIRCULAR ARE RESIDENTS OF CANADA, THAT THE DEALER MANAGER IS A RESIDENT OF CANADA, AND THAT ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF THE OFFEROR AND SUCH PERSONS ARE LOCATED OUTSIDE THE UNITED STATES.

INVESTORS AND PROSPECTIVE INVESTORS SHOULD BE AWARE THAT, DURING THE PERIOD OF THE OFFER, THE OFFEROR OR ITS AFFILIATES, DIRECTLY OR INDIRECTLY, MAY BID FOR OR MAKE PURCHASES OF BEACONEYE'S SECURITIES SUBJECT TO THE OFFER OR OF BEACONEYE'S RELATED SECURITIES, AS PERMITTED BY APPLICABLE LAWS OR REGULATIONS OF CANADA OR ITS PROVINCES OR TERRITORIES.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE OFFER IS NOT BEING MADE TO, NOR WILL DEPOSITS BE ACCEPTED FROM OR ON BEHALF OF, HOLDERS OF SHARES IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, THE OFFEROR OR ITS AGENTS MAY, IN THEIR SOLE DISCRETION, TAKE SUCH ACTION AS THEY MAY DEEM NECESSARY TO EXTEND THE OFFER TO HOLDERS OF SHARES IN ANY SUCH JURISDICTION.

                                  TABLE OF CONTENTS


                                                                          PAGE

DEFINITIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4

SUMMARY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6

OFFER. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9

     1.   The Offer  . . . . . . . . . . . . . . . . . . . . . . . . . . .  9

     2.   Time For Acceptance  . . . . . . . . . . . . . . . . . . . . . .  9

     3.   Manner of Acceptance . . . . . . . . . . . . . . . . . . . . . .  9

     4.   Conditions of the Offer. . . . . . . . . . . . . . . . . . . . . 12

     5.   Extension and Variation of the Offer . . . . . . . . . . . . . . 14

     6.   Payment for Deposited Shares . . . . . . . . . . . . . . . . . . 15

     7.   Withdrawal of Deposited Shares . . . . . . . . . . . . . . . . . 16

     8.   Market Purchases . . . . . . . . . . . . . . . . . . . . . . . . 17

     9.   Notice . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17

     10.  Mail Service Interruption. . . . . . . . . . . . . . . . . . . . 18

     11.  Return of Deposited Shares . . . . . . . . . . . . . . . . . . . 18

     12.  Dividends, Distributions and Liens . . . . . . . . . . . . . . . 18

     13.  Other Terms of the Offer . . . . . . . . . . . . . . . . . . . . 19

     14.  General. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20

CIRCULAR   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21

     1.   The Offeror  . . . . . . . . . . . . . . . . . . . . . . . . . . 21

     2.   BeaconEye  . . . . . . . . . . . . . . . . . . . . . . . . . . . 21

     3.   Background to the Offer  . . . . . . . . . . . . . . . . . . . . 21

     4.   Purpose of the Offer and the Offeror's Plans for BeaconEye . . . 22

     5.   Effect of the Offer on the Debentures  . . . . . . . . . . . . . 22

     6.   Holdings of Securities of BeaconEye  . . . . . . . . . . . . . . 23

     7.   Trading in Securities of BeaconEye . . . . . . . . . . . . . . . 23

     8.   Commitments to Acquire Securities  . . . . . . . . . . . . . . . 23

     9.   Arrangements, Agreements or Understandings . . . . . . . . . . . 23

     10.  Material Changes and Other Information . . . . . . . . . . . . . 24

     11.  Effect of the Offer on Market and Listings . . . . . . . . . . . 24

     12.  Regulatory Matters . . . . . . . . . . . . . . . . . . . . . . . 24

     13.  Source of Funds  . . . . . . . . . . . . . . . . . . . . . . . . 24

     14.  Price Range and Trading Volume of Shares . . . . . . . . . . . . 25

     15.  Previous Distributions . . . . . . . . . . . . . . . . . . . . . 25

     16.  Dividend Policy. . . . . . . . . . . . . . . . . . . . . . . . . 26

     17.  Financial Advisor, Dealer Manager and Soliciting Dealer Group  . 26

     18.  Acquisition of Shares Not Deposited  . . . . . . . . . . . . . . 26

     19.  Canadian Federal Income Tax Considerations . . . . . . . . . . . 28

     20.  Statutory Rights . . . . . . . . . . . . . . . . . . . . . . . . 29

CONSENT OF COUNSEL   . . . . . . . . . . . . . . . . . . . . . . . . . . . 31

APPROVAL AND CERTIFICATE . . . . . . . . . . . . . . . . . . . . . . . . . 32

                                   DEFINITIONS

              IN THE OFFER AND THE CIRCULAR, UNLESS THE SUBJECT MATTER OR CONTEXT IS INCONSISTENT THEREWITH, THE FOLLOWING TERMS SHALL HAVE THE FOLLOWING MEANINGS:

       "AFFILIATE" has the meaning ascribed thereto in the OSA, except as otherwise provided.

       "ASSOCIATE" has the meaning ascribed thereto in the OSA, except as otherwise provided.

       "BEACONEYE" means BeaconEye Inc., a corporation incorporated under the laws of Canada.

       "CBCA" means the CANADA BUSINESS CORPORATIONS ACT, as amended.

       "CIRCULAR" means the take-over bid circular accompanying the Offer and forming part hereof.

       "COMPETITION ACT" means the COMPETITION ACT (Canada), as amended.

       "COMPULSORY ACQUISITION" has the meaning ascribed thereto in Section 18 of the Circular, "Acquisition of Shares Not Deposited".

       "DEALER MANAGER" means RBC Dominion Securities Inc.

       "DEBENTURES" means the convertible debentures issued by BeaconEye and Beacon Eye Centre Inc. on November 25, 1997 in the aggregate principal amount of $2.5 million.

       "DEPOSITARY" means CIBC Mellon Trust Company.

       "ELIGIBLE INSTITUTION" means a Canadian chartered bank or a trust company in Canada or a firm which is a member of a recognized stock exchange or the Investment Dealers Association of Canada.

       "EXPIRY TIME" means 4:00 p.m. (Toronto time) on February 4, 1998, or such later time and date or times and dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer".

       "FULLY-DILUTED BASIS" means, with respect to the number of outstanding Shares at any time, such number of outstanding Shares calculated assuming that all outstanding options, warrants and rights, if any, to purchase Shares and rights of conversion into Shares are exercised, including the conversion of the Special Shares and the Debentures and the exercise of the Special Share Purchase Warrants and the conversion of the Special Shares issued upon the exercise of the Special Share Purchase Warrants.

       "GOING PRIVATE TRANSACTION" has the meaning ascribed thereto in Policy 9.1 and Policy Q-27.

       "HOLDER" has the meaning ascribed thereto in Section 19 of the Circular, "Canadian Federal Income Tax Considerations".

       "LETTER OF TRANSMITTAL" means a letter of transmittal in the form printed on blue paper accompanying the Offer and Circular.

       "MATERIAL ADVERSE CHANGE" means any actual or threatened change (or any condition, event or development involving a prospective change) in the business, operations, affairs, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, financial condition, licenses, permits, rights or privileges, whether contractual or otherwise, or prospects of BeaconEye or any of its subsidiaries which, in the sole judgement of the Offeror, has or may have a material adverse effect either on the value of BeaconEye and its subsidiaries considered as a whole or on the value of the Shares to the Offeror; and for greater certainty, the appointment of a receiver, manager, receiver-manager, agent, liquidator or trustee in bankruptcy or interim receiver in respect of all or any part of the property, assets or undertaking of BeaconEye or any of its subsidiaries or any enforcement by the holders of the Debentures of their security under the Debentures, shall constitute a Material Adverse Change.

       "NASDAQ" means the NASDAQ National Market.

       "NOTICE OF GUARANTEED DELIVERY" means the notice of guaranteed delivery in the form printed on green paper accompanying the Offer and Circular.

       "OFFER" means the offer to purchase Shares made hereby to Shareholders.

       "OFFEROR" means TLC The Laser Center Inc., a corporation incorporated under the laws of the Province of Ontario.

       "OPTIONS" means the issued and outstanding options of BeaconEye to purchase Shares or warrants.

       "OSA" means the SECURITIES ACT (Ontario), as amended.

       "OSC" means the Ontario Securities Commission.

       "POLICY 9.1" means OSC Policy Statement No. 9.1, as amended.

       "POLICY Q-27" means Policy Q-27 of the QSC, as amended.

       "QSC" means the Commission des valeurs mobilieres du Quebec.

       "SHAREHOLDER" means a holder of Shares.

       "SHARES" means the common shares of BeaconEye as constituted on the date hereof.

       "SOLICITING DEALER GROUP" has the meaning ascribed thereto in
       Section 17 of the Circular, "Financial Advisor, Dealer Manager and Soliciting Dealer Group".

       "SPECIAL SHARES" means the issued and outstanding non-voting special shares of Beacon Eye Centre Inc.

       "SPECIAL SHARE PURCHASE WARRANTS" means the issued and outstanding special share purchase warrants of Beacon Eye Centre Inc.

       "SUBSEQUENT ACQUISITION TRANSACTION" has the meaning ascribed thereto in Section 18 of the Circular, "Acquisition of Shares Not Deposited".

       "SUBSIDIARY" has the meaning ascribed thereto in the OSA, except as otherwise provided.

       "TAX ACT" means the INCOME TAX ACT (Canada), as amended.

       "TSE" means The Toronto Stock Exchange.

       "WARRANTS" means the issued and outstanding warrants of BeaconEye to purchase Shares.

       "WSE" means the Winnipeg Stock Exchange.

                                     SUMMARY

              THE FOLLOWING IS A SUMMARY ONLY AND IS QUALIFIED BY THE DETAILED PROVISIONS CONTAINED IN THE OFFER AND THE CIRCULAR. SHAREHOLDERS ARE URGED TO READ THE OFFER AND THE CIRCULAR IN THEIR ENTIRETY. THE INFORMATION CONCERNING BEACONEYE AND ITS SUBSIDIARIES CONTAINED IN THE OFFER AND CIRCULAR HAS BEEN TAKEN FROM OR BASED UPON PUBLICLY AVAILABLE DOCUMENTS AND RECORDS ON FILE WITH THE ONTARIO SECURITIES COMMISSION AND OTHER PUBLIC SOURCES AT THE TIME OF THE OFFER, UNLESS OTHERWISE INDICATED.

THE OFFER

              The Offeror is offering, upon the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Shares, including Shares which may become outstanding on the exercise of currently outstanding options, warrants or rights to purchase Shares or the conversion of currently outstanding convertible securities (including the Special Shares, the Special Share Purchase Warrants and the Debentures) into Shares, at a price of $0.40 in cash per Share. The obligation of the Offeror to take up and pay for Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

THE OFFEROR

              The Offeror is a provider of integrated eye care in North America, specializing in excimer laser surgery to correct common refractive vision disorders such as nearsightedness, farsightedness and astigmatism. The Offeror develops and manages regional networks consisting of refractive laser clinics and secondary care clinics in conjunction with a network of local doctors. In Canada, the Offeror manages 5 refractive clinics in Ontario, New Brunswick and British Columbia. In the U.S., the Offeror manages 29 refractive clinics in Oklahoma, Indiana, South Carolina, Washington, Colorado, California, Florida, Wisconsin, Illinois, Ohio, Tennessee, Maryland, New York, New Jersey, Pennsylvania, Virginia, North Carolina, Michigan, Georgia, Montana and Massachusetts. The Offeror manages four secondary care clinics in Washington, South Carolina and Illinois. The Offeror is the largest provider of laser vision correction in North America.

              Further information with respect to the Offeror is set forth in Section 1 of the Circular, "The Offeror".

BEACONEYE

              BeaconEye provides excimer lasers and related facilities and services to eye doctors to perform laser vision correction surgical procedures as an alternative to eyeglasses and corrective lenses.
BeaconEye operates 11 laser centers, including 2 centers in Ontario and 9 centers in the United States.

              Further information with respect to BeaconEye is set forth in
Section 2 of the Circular, "BeaconEye".

PURPOSE OF THE OFFER

              The purpose of the Offer is to enable the Offeror to acquire all of the Shares. See Section 4 of the Circular, "Purpose of the Offer and the Offeror's Plans for BeaconEye".

TIME FOR ACCEPTANCE

              The Offer is open for acceptance until the Expiry Time, being 4:00 p.m. (Toronto time) on February 4, 1998 or such later time and date or times and dates to which the Offer may be extended by the Offeror in its sole discretion, unless withdrawn by the Offeror.

                                       -7-
CONDITIONS OF THE OFFER

              The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or extend the period of time during which the Offer is open, and postpone taking up and paying for, any Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror at or prior to the Expiry Time. The Offer is conditional upon, among other things:

              (i) the valid deposit of not less than 90% of the Shares, calculated on a fully-diluted basis, excluding Shares held as of the date hereof by or on behalf of the Offeror, its affiliates and associates (as those terms are defined in the CBCA), which Shares shall not have been withdrawn at the Expiry Time;

              (ii) the Offeror shall have determined in its sole judgment that, for the period from November 30, 1997 to and including the Expiry Time, BeaconEye has only made payments necessary to fund operating expenses in the ordinary course of business and has not made any payments of an extraordinary nature; and

              (iii) during the time the Offer is outstanding there shall not have occurred or arisen (or there shall not have been generally disclosed or discovered, if not disclosed prior to the date of the Offer in writing to the Offeror) a Material Adverse Change.

              For a complete description of the conditions of the Offer, see Section 4 of the Offer, "Conditions of the Offer".

MANNER OF ACCEPTANCE

              A Shareholder wishing to accept the Offer must deposit, at or prior to the Expiry Time, certificates representing the Shares with respect to which the Offer is being accepted, together with a properly completed Letter of Transmittal, or a manually signed facsimile thereof, at the Toronto office of the Depositary as specified in the Letter of Transmittal. Instructions are contained in the Letter of Transmittal which accompanies the Offer. If a Shareholder wishes to deposit Shares pursuant to the Offer and the certificates representing the Shares are not immediately available, or such person cannot deliver the certificates and all other required documents to the Depository at or prior to the Expiry Time, such Shares may nevertheless be deposited by complying with the procedures for guaranteed delivery. See Section 3 of the Offer, "Manner of Acceptance".

              BY DEPOSITING SHARES UNDER THE OFFER AND PROVIDED THE OFFEROR TAKES UP AND PAYS FOR THE DEPOSITED SHARES, THE DEPOSITING SHAREHOLDER RELEASES BEACONEYE, THE OFFEROR AND THEIR RESPECTIVE SUBSIDIARIES AND PRESENT AND FORMER DIRECTORS, OFFICERS AND EMPLOYEES OF AND FROM CERTAIN CLAIMS AND CANCELS ALL OUTSTANDING OPTIONS AND WARRANTS HELD BY THE DEPOSITING SHAREHOLDER WHICH HAVE NOT BEEN EXERCISED AT OR PRIOR TO THE EXPIRY TIME. SEE SECTION 3 OF THE OFFER, "MANNER OF ACCEPTANCE".

WITHDRAWAL OF DEPOSITED SHARES

              All deposits of Shares pursuant to the Offer are irrevocable, except as provided in Section 7 of the Offer, "Withdrawal of Deposited Shares".

                                       -8-
PAYMENT

              If all of the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror at or prior to the Expiry Time, the Offeror will be obligated (i) to take up and pay for Shares validly deposited and not withdrawn under the Offer not later than 10 days after the Expiry Time, and (ii) to pay for the Shares taken up as soon as possible, but in any event not later than the earlier of three days after taking up the Shares and 10 days after the Expiry Time. Any Shares deposited pursuant to the Offer after the first date on which Shares have been taken up and paid for by the Offeror will be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer, "Payment for Deposited Shares".

ACQUISITION OF SHARES NOT DEPOSITED

              If within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the issued and outstanding Shares (other than Shares held on the date of the Offer by or on behalf of the Offeror or its affiliates and associates as defined in the CBCA) and the Offeror acquires the deposited Shares, the Offeror intends to acquire the remainder of the Shares pursuant to the compulsory acquisition provisions of the CBCA. If the statutory right of acquisition referred to above is not available, then the Offeror intends to propose an amalgamation, statutory arrangement or other transaction pursuant to which the Offeror will acquire all of the Shares not deposited under the Offer without the consent of the holders of such Shares. See Section 18 of the Circular, "Acquisition of Shares Not Deposited".

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

              The sale of Shares pursuant to the Offer will be a taxable disposition for Canadian federal income tax purposes. In general, Canadian residents will realize a capital gain (or capital loss) to the extent that the proceeds of disposition received for the Shares, net of disposition costs, exceed (or are less than) the adjusted cost base thereof. See
Section 19 of the Circular, "Canadian Federal Income Tax Considerations".

DEPOSITARY

              CIBC Mellon Trust Company is acting as Depositary under the Offer. The Depositary will receive deposits of certificates representing the Shares and accompanying Letters of Transmittal and Notices of Guaranteed Delivery at its office in Toronto.

FINANCIAL ADVISOR, DEALER MANAGER AND SOLICITING DEALER GROUP

              RBC Dominion Securities Inc. has been retained to act as exclusive financial advisor to the Offeror and as dealer manager to form a soliciting dealer group comprising members of the Investment Dealers Association of Canada and members of Canadian stock exchanges to solicit acceptances of the Offer. No fee or commission will be payable by any Shareholder who transmits his or her Shares directly to the Depositary or who avails himself or herself of the facilities of a soliciting dealer to accept the Offer. See Section 17 of Circular "Financial Advisor, Dealer Manager and Soliciting Dealer Group".

                                      OFFER

                                                           January 13, 1998

TO:           THE HOLDERS OF COMMON SHARES OF BEACONEYE INC.

1.            THE OFFER

              The Offeror hereby offers to purchase, on and subject to the terms and conditions hereinafter specified, all of the issued and outstanding Shares (including Shares which may become outstanding after the date of this Offer upon the exercise of currently outstanding options, warrants or other rights to purchase Shares or the conversion of currently outstanding convertible securities (including the Special Shares, the Special Share Purchase Warrants and the Debentures) into Shares) at a price of $0.40 in cash per Share.

              The Offer is made only for Shares and is not made for any outstanding options, warrants or other rights to purchase Shares or securities convertible into Shares (including the Special Shares, the Special Share Purchase Warrants and the Debentures). Any holder of such securities who wishes to accept the Offer must exercise the options, warrants or conversion rights in order to obtain certificates representing Shares and then deposit the Shares in accordance with the Offer.

              BY DEPOSITING SHARES UNDER THE OFFER AND PROVIDED THE OFFEROR TAKES UP AND PAYS FOR THE DEPOSITED SHARES THE DEPOSITING SHAREHOLDER RELEASES BEACONEYE, THE OFFEROR AND THEIR RESPECTIVE SUBSIDIARIES AND PRESENT AND FORMER DIRECTORS, OFFICERS AND EMPLOYEES OF AND FROM CERTAIN CLAIMS AND CANCELS ALL OUTSTANDING OPTIONS AND WARRANTS HELD BY THE DEPOSITING SHAREHOLDER WHICH HAVE NOT BEEN EXERCISED AT OR PRIOR TO THE EXPIRY TIME. SEE SECTION 3 OF THE OFFER, "MANNER OF ACCEPTANCE".

              The obligation of the Offeror to take up and pay for Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

              THE ACCOMPANYING CIRCULAR, LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY, WHICH ARE INCORPORATED INTO AND FORM PART OF THE OFFER, CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

2.            TIME FOR ACCEPTANCE

              The Offer is open for acceptance until the Expiry Time, being 4:00 p.m. (Toronto time) on February 4, 1998, or until such later time and date or times and dates to which the Offer may be extended by the Offeror at its sole discretion, unless withdrawn by the Offeror.

3.            MANNER OF ACCEPTANCE

       LETTERS OF TRANSMITTAL

              The Offer may be accepted by delivering to the Depositary at its Toronto office so as to arrive there not later than the Expiry Time, the following documents:

       (a) the certificate or certificates representing the Shares in respect of which the Offer is being accepted;

       (b) a Letter of Transmittal in the form accompanying the Offer, or a manually signed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

       (c) any other relevant documents required by the instructions set out in the Letter of Transmittal.

              Except as otherwise provided in the instructions set out in the Letter of Transmittal, a signature on the Letter of Transmittal need not be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

              The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or prior to the Expiry Time.

       PROCEDURE FOR GUARANTEED DELIVERY

              If a Shareholder wishes to deposit Shares pursuant to the Offer and (i) the certificates representing the Shares are not immediately available, or (ii) the Shareholder is not able to deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, such Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

       (a)    such deposit is made by or through an Eligible Institution;

       (b) a Notice of Guaranteed Delivery in the form accompanying the Offer, or a signed facsimile thereof, properly completed and duly executed, guaranteed by an Eligible Institution, is received by the Depositary at its Toronto office as set forth on the Notice of Guaranteed Delivery, at or prior to the Expiry Time; and

       (c) the certificate(s) representing deposited Shares in proper form for transfer, together with a Letter of Transmittal in the form accompanying the Offer, or a manually signed facsimile thereof, properly completed and duly executed, and all other documents required by the Letter of Transmittal, are received by the Depositary at its Toronto office at or prior to 4:30 p.m. (Toronto time) on the third trading day on the TSE after the Expiry Time.

              A Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at its Toronto office and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

       GENERAL

              In all cases, payment for Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of
(i) the certificates representing the Shares, (ii) a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, relating to the Shares, with, if applicable, the signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal, and (iii) any other required documents.

              THE METHOD OF DELIVERY OF CERTIFICATES REPRESENTING SHARES, A LETTER OF TRANSMITTAL, A NOTICE OF GUARANTEED DELIVERY AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE PERSON DEPOSITING THE SAME. THE OFFEROR RECOMMENDS THAT SUCH DOCUMENTS BE DELIVERED BY HAND TO THE DEPOSITARY AND A RECEIPT OBTAINED OR, IF MAILED, THAT REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, BE USED AND THAT PROPER INSURANCE BE OBTAINED.

              Shareholders whose Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Shares.

              All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determinations shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which it may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Shares. There shall be no obligation on the Offeror, the Dealer Manager, a soliciting dealer, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.

              The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

       POWER OF ATTORNEY

              The execution of a Letter of Transmittal irrevocably constitutes and appoints each of the Depositary and the Offeror and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the holder of the Shares covered by the Letter of Transmittal with respect to the Shares registered in the name of the holder on the books of BeaconEye and deposited pursuant to the Offer and purchased by the Offeror (the "Purchased Shares"), and with respect to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, the "Other Securities") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after the date of the public announcement of the Offer.

              The power of attorney granted irrevocably upon execution of a Letter of Transmittal shall be effective on and after the date that the Offeror takes up and pays for the Purchased Shares (the "Effective Date") with full power of substitution, in the name and on behalf of such holder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (i) to register or record, transfer and enter the transfer of Purchased Shares and any Other Securities on the appropriate register of holders maintained by BeaconEye; and (ii) to exercise any and all of the rights of the holder of the Purchased Shares and Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Shares and Other Securities, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy holder or the proxy nominee or nominees of such holder of Shares in respect of such Purchased Shares and such Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournment thereof) of holders of securities of BeaconEye, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Shares and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Shares or Other Securities. Furthermore, a holder of Purchased Shares or Other Securities who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Securities at any meeting (whether annual, special or otherwise or any adjournment thereof) of Shareholders; and not to exercise any or all of the other rights or privileges attached to the Purchased Shares or Other Securities and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares and Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy holder or the proxy nominee or nominees of the holder of the Purchased Shares and Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Securities with respect thereto shall be revoked and no subequent proxies may be given by such person with respect thereto. A holder of Purchased Shares or Other Securities who executes a Letter of Transmittal covenants to execute, upon request, any additional documents necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and the Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

       RELEASE OF BEACONEYE AND CERTAIN PERSONS AND CANCELLATION OF OPTIONS AND WARRANTS

              BY DEPOSITING SHARES UNDER THE OFFER AND PROVIDED THE OFFEROR TAKES UP AND PAYS FOR THE PURCHASED SHARES, THE DEPOSITING SHAREHOLDER:
(I) RELEASES AND FOREVER DISCHARGES BEACONEYE, THE OFFEROR AND THEIR RESPECTIVE SUBSIDIARIES AND PRESENT AND FORMER DIRECTORS, OFFICERS AND EMPLOYEES OF AND FROM ALL ACTIONS, CAUSES OF ACTION, SUITS, CLAIMS AND DEMANDS WHATSOEVER, WHETHER PRESENTLY KNOWN OR UNKNOWN, WHICH THE DEPOSITING SHAREHOLDER EVER HAD, NOW HAS OR MAY HEREAFTER HAVE AGAINST SUCH ENTITIES AND PERSONS, OR ANY OF THEM, FOR OR BY REASON OF, OR IN ANY WAY ARISING OUT OF ANY CAUSE, MATTER OR THING ARISING PRIOR TO THE EXPIRY TIME, OTHER THAN ACTIONS, CAUSES OF ACTION, SUITS, CLAIMS AND DEMANDS ARISING OUT OF OR PURSUANT TO THE

DEBENTURES AND, IN THE CASE OF THE OFFEROR, ARISING PURSUANT TO THE OFFER; AND (II) CANCELS, IRREVOCABLY RELEASES AND WAIVES ALL RIGHTS WHICH THE DEPOSITING SHAREHOLDER EVER HAD, NOW HAS OR MAY HEREAFTER HAVE PURSUANT TO ALL OUTSTANDING OPTIONS AND WARRANTS HELD BY THE DEPOSITING SHAREHOLDER WHICH HAVE NOT BEEN EXERCISED AT OR PRIOR TO THE EXPIRY TIME.

       DEPOSITING SHAREHOLDERS' REPRESENTATIONS AND WARRANTIES

              The deposit of Shares pursuant to the procedures described above will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder's representation and warranty that: (i) such person has full power and authority to deposit, sell, assign and transfer the Shares (and any Other Securities) being deposited; (ii) such Shareholder depositing the Shares, or on whose behalf such Shares are being deposited, has good title to and is the beneficial owner of the Shares (and any Other Securities) being deposited within the meaning of applicable securities laws; (iii) the deposit of such Shares (and any Other Securities) complies with applicable securities laws; and
(iv) when such Shares (and any Other Securities) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of others.

4.            CONDITIONS OF THE OFFER

              The Offeror reserves the right to withdraw the Offer and not take up and pay for, or extend the period of time during which the Offer is open, and postpone taking up and paying for, any Shares deposited hereunder if any of the following conditions has not been satisfied or waived at or prior to the Expiry Time:

       (a) the valid deposit of not less than 90% of the Shares, calculated on a fully-diluted basis, excluding Shares held as of the date hereof by or on behalf of the Offeror, its affiliates and associates (as those terms are defined in the CBCA), which Shares shall not have been withdrawn at the Expiry Time;

       (b) no proceedings shall have been taken or threatened under the merger provisions of Part VII or under section 45 of the Competition Act in respect of the Offer;

       (c) all required domestic or foreign governmental or regulatory approvals relating to the purchase of Shares by the Offeror under the Offer (including approvals of any stock exchange or other regulatory authorities in Canada and the United States or elsewhere) shall have been obtained or waived on terms satisfactory to the Offeror;

       (d) (i) no act, action, suit or proceeding shall have been threatened to be taken or taken before or by any domestic or foreign arbitrator, court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation, rule or policy (whether or not having the force of law) shall have been proposed, enacted, promulgated or applied, in the case of both clause (i) and
              (ii):

              (i) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Shares or the right of the Offeror to own or exercise full rights of ownership of the Shares;

              (ii) which has resulted in, or if the Offer was consummated would be, a Material Adverse Change; or

              (iii) which would prevent completion of the acquisition by the Offeror of Shares pursuant to a going private transaction;

       (e) there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for any or all of the Shares under the Offer;

       (f) since November 30, 1997, none of BeaconEye or its subsidiaries shall have authorized or proposed, or shall have entered into any agreement, arrangement or understanding (written or oral, conditional or otherwise) with respect to or shall have effected:

              (i) any take-over bid, tender offer, issuer bid, merger, amalgamation, plan of arrangement, reorganization, joint venture, strategic alliance, or other business combination or similar transaction involving BeaconEye or its subsidiaries or substantially all of the assets of BeaconEye or any of its subsidiaries;

              (ii) any acquisition or disposition of assets or securities, except in the ordinary course of its business (and, for greater certainty, the purchase or sale of a laser clinic shall be deemed to be out of the ordinary course of business);

              (iii) any change in its capitalization (including, but not limited to, any increase in the amount or maturity of its consolidated borrowings) or any conversion of short term borrowings into long term borrowings;

              (iv)   any capital expenditure in excess of $50,000;

              (v) the declaration or payment of any dividend or any distribution of, on or in respect of any of its securities whether payable in cash, securities or otherwise;

              (vi) any release or relinquishment not in the ordinary course of business of any material contractual rights;

              (vii) the amendment of its articles, by-laws or conditions relating to its securities, or the issuance or purchase or other acquisition of any of its securities including any securities convertible into, or rights, warrants or options to acquire, Shares, other than is necessary to satisfy the conditions to the Offer;

              (viii) any guarantee of the payment of any material
                     indebtedness; or

              (ix) the modification, amendment or termination of any agreements or arrangements (compensation or otherwise) with its senior officers or employees or instituting, cancelling or modifying any collective agreements, pension plans or other employee benefit arrangements;

       (g) the Offeror shall have determined in its sole judgment that, for the period from November 30, 1997 to and including the Expiry Time, BeaconEye has only made payments necessary to fund operating expenses in the ordinary course of business and has not made any payments of an extraordinary nature;

       (h) during the time the Offer is outstanding there shall not have occurred or arisen (or there shall not have been generally disclosed or discovered, if not disclosed prior to the date of the Offer in writing to the Offeror) a Material Adverse Change;

       (i) there shall not have occurred, developed or come into effect or existence, any event, action, state, condition or financial occurrence of national or international consequence or any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever which, in the sole discretion of the Offeror, materially adversely affects, or may materially adversely affect, the financial markets in Canada or the United States generally;

       (j) all outstanding options or other rights, warrants or entitlements to purchase or otherwise acquire authorized and unissued Shares (including the Special Shares and the Special Share Purchase Warrants but excluding the Debentures) shall have been exercised in full, converted or cancelled by BeaconEye or irrevocably released, surrendered and waived by the holders thereof on terms acceptable to the Offeror;

       (k) the Offeror shall have determined in its sole judgment that no property, right, franchise, lease, trademark or license of BeaconEye or any of its subsidiaries has been or would be impaired (or threatened to be impaired) or otherwise adversely affected (or threatened to be adversely affected), whether as a result of the making of the Offer, the taking up and paying for Shares deposited under the Offer, the completion of a Compulsory Acquisition or any Subsequent Acquisition Transaction, or otherwise, which might make it inadvisable for the Offeror to proceed with the Offer or with taking up and paying for Shares deposited under the Offer;

       (l) BeaconEye shall have filed all forms, reports and documents with the OSC since December 31, 1996 required to be filed by it under applicable securities legislation (collectively, the "Disclosure Documents") and none of the Disclosure Documents at the time filed, shall have contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and

       (m) BeaconEye shall have given the Offeror and its authorized agents access on terms and conditions reasonably acceptable to the Offeror to all of BeaconEye's and its subsidiaries' personnel, assets, properties, books, records, agreements and commitments and all material information with respect to BeaconEye and its subsidiaries as may be requested by the Offeror or its authorized agents.

              The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time, regardless of the circumstances giving rise to such assertion (including any action or inaction by the Offeror). Except as set out below, the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time in its sole discretion, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time by the Offeror. Any determination by the Offeror concerning the events described in this Section 4 will be final and binding upon all parties.

              Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice, or other communication confirmed in writing by the Offeror to that effect, to the Depositary at its principal office in Toronto. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal and, where required by law, shall cause the Depositary as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 9 of the Offer, "Notice" and shall provide a copy of the aforementioned public announcement to the TSE and the WSE. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Shares deposited under the Offer and the Depositary will promptly return all certificates representing deposited Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited at the Offeror's expense.

5.            EXTENSION AND VARIATION OF THE OFFER

              The Offer is open for acceptance until, but not after, the Expiry Time.

              The Offeror reserves the right, in its sole discretion, at any time and from time to time, to extend the Expiry Time or to vary the Offer by giving written notice, or other communication confirmed in writing, of such extension or variation to the Depositary at its principal office in Toronto, and by causing the Depositary as soon as practicable thereafter to communicate such notice in the manner set forth in Section 9 of the Offer, "Notice" to all Shareholders whose Shares have not been taken up prior to the extension or variation. The Offeror shall, forthwith after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice to the TSE and the WSE. Any notice of extension or variation will be deemed to have been given and to be effective at the time at which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto.

              Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with, unless the Offeror first takes up and pays for all Shares deposited under the Offer and not withdrawn.

              Except for a variation in the terms of the Offer consisting solely of the waiver of a condition, where the terms of the Offer are varied, the Offer shall not expire before 10 days after the notice of extension or variation has been given to Shareholders whose Shares have not been taken up. During any such extension or in the event of any variation, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 7 of the Offer, "Withdrawal of Deposited Shares". An extension of the Expiry Time or a variation of the Offer does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, "Conditions of the Offer".

              If the consideration being offered for the Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Shares are taken up under the Offer without regard to when such Shares are taken up by the Offeror.

6.            PAYMENT FOR DEPOSITED SHARES

              If all the conditions referred to under Section 4 of the Offer, "Conditions of the Offer" have been fulfilled or waived by the Offeror at or prior to the Expiry Time, the Offeror will be obligated
(i) to take up the Shares deposited under the Offer and not withdrawn not later than 10 days from the Expiry Time, and (ii) to pay for Shares taken up as soon as possible, but in any event not later than the earlier of three days after taking up the Shares and 10 days after the Expiry Time. Any Shares deposited pursuant to the Offer after the first date on which Shares have been taken up by the Offeror under the Offer will be taken up and paid for within 10 days of such deposit.

              Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up and paying for any Shares or to terminate the Offer and not take up or pay for any Shares pursuant to the Offer if any condition specified in Section 4 of the Offer, "Conditions of the Offer" is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Shares in order to comply, in whole or in part, with any applicable law.

              The Offeror will be deemed to have taken up and accepted for payment Shares validly deposited pursuant to the Offer and not withdrawn, as and when the Offeror gives written notice, or other communication confirmed in writing, to the Depositary to that effect.

              The Offeror will pay for Shares validly deposited pursuant to the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Shares on the purchase price of Shares purchased by the Offeror, regardless of any delay in making such payment.

              The Depositary will act as the agent of persons who have deposited Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares.

              Settlement will be made by the Depositary issuing or causing to be issued a cheque payable in Canadian funds in the amount to which the person depositing Shares is entitled. Unless the person depositing Shares instructs the Depositary to hold the cheque for pick up by checking the appropriate box in the Letter of Transmittal, cheques will be forwarded by first class insured mail, postage prepaid, to persons depositing Shares at the address specified in the Letter of Transmittal. If no address is therein specified, cheques as payment for the Shares will be forwarded to the address of the holder as shown on the Share register of BeaconEye.

              Depositing Shareholders will not be obligated to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or avail themselves of the facilities of any member of the soliciting dealer group. See Section 17 of the Circular, "Financial Advisor, Dealer Manager and Soliciting Dealer Group".

7.            WITHDRAWAL OF DEPOSITED SHARES

              All deposits of Shares pursuant to the Offer are irrevocable, provided that any Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder (unless otherwise required or permitted by applicable law):

              (a) at any time before midnight (Toronto time) on February 3, 1998; and

              (b) at any time after February 27, 1998, provided that the Shares have not been taken up and paid for by the Offeror prior to the receipt by the Depositary of the notice of withdrawal in respect of such Shares.

              In addition if:

              (c) there is a variation of the terms of the Offer before the Expiry Time (including any extension of the period during which Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law, (i) a variation consisting solely of an increase in the consideration offered where the time for deposit is not at the same time extended for more than 10 days after the notice of variation has been delivered, or (ii) a variation consisting solely of the waiver of a condition of the Offer); or

              (d) on or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, unless such change is not within the control of the Offeror or any affiliate of the Offeror;

any Shares deposited under the Offer and not taken up by the Offeror at such time may be withdrawn by or on behalf of the depositing Shareholder at any time until the expiration of 10 days after the date upon which the notice of such change or variation is mailed, delivered or otherwise communicated to the depositing Shareholder, subject to exemptive relief pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities.

              In order for any withdrawal to be made, notice of the withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy) and must be actually received by the Depositary at the place of deposit of the applicable Shares (or Notice of Guaranteed Delivery in respect thereof) or by facsimile transmission to the Toronto office of the Depositary, in either case, before the Shares are taken up and paid for. Any such notice of withdrawal must (i) be signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof), and (ii) specify the number of Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Shares to be withdrawn. Any signature on a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal or Notice of Guaranteed Delivery (as described in the instructions set out therein). The withdrawal shall take effect upon receipt of the written notice by the Depositary.

              All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror, in its sole discretion, and such determination shall be final and binding. None of the Offeror, the Dealer Manager, a soliciting dealer, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal nor shall they incur any liability for failure to give such notification.

              If the Offeror is delayed in taking up or paying for Shares or is unable to take up or pay for Shares for any reason, then, without prejudice to the Offeror's other rights, Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable law.

              Any Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the procedures described in
Section 3 of the Offer, "Manner of Acceptance".

              In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See
Section 20 of the Circular, "Statutory Rights".

8.            MARKET PURCHASES

              The Offeror has no current intention of acquiring any Shares while the Offer is outstanding other than as described in the Circular and the Offer. However, subject to applicable law, the Offeror reserves the right to and may purchase Shares in the market at any time and from time to time prior to the Expiry Time. If the Offeror purchases Shares other than pursuant to the Offer while the Offer is outstanding, it will do so through the facilities of the TSE and/or the WSE and such purchases will not be made before the third business day following the date of the Offer. The aggregate number of Shares acquired by the Offeror in this manner will not exceed 5% of the outstanding Shares on the date of the Offer and the Offeror will issue and file a press release forthwith after the close of business of the exchange upon which such purchases were made on each day on which such Shares have been purchased. For purposes of this Section 8 "Offeror" includes the Offeror and any person or company acting jointly or in concert with the Offeror.

              If the Offeror purchases any Shares on the TSE or the WSE at a price in excess of that offered pursuant to the Offer, the Offer shall be deemed to be amended and the Offeror will send a notice of variation to Shareholders and will pay such higher amount to each person whose Shares are taken up and paid for under the Offer. Any Shares acquired by the Offeror through the facilities of the TSE or the WSE will be counted as deposited Shares for the purposes of determining whether the condition contained in paragraph (a) of Section 4 of the Offer, "Conditions of the Offer", has been satisfied.

9.            NOTICE

              Any notice to be given by Offeror or the Depositary pursuant to the Offer will be deemed to have been properly given if it is in writing and is mailed by first class mail, postage prepaid, to registered Shareholders at their respective addresses as shown on the share register of BeaconEye and will be deemed to have been received on the first day following the date of mailing which is not a Saturday, Sunday or statutory holiday in Canada. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of or delay in mail services following mailing. In the event of any interruption of or delay in mail service following mailing, the Offeror intends to make reasonable efforts to disseminate notice by other means, such as publication. Except as otherwise required or permitted by law, in the event of any interruption of or delay in mail service at the time of or following mailing, or in the event that post offices are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSE for dissemination through its facilities and if a summary thereof is given to the Dow Jones News Service and is published once in the National Edition of The Globe and Mail, provided that if the National Edition of The Globe and Mail is not being generally circulated, publication thereof shall be made in The Financial Post.

              The Offer will be mailed to registered Shareholders or made in such other manner as is permitted by applicable regulatory authorities and will be furnished by the Offeror to brokers, investment dealers, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by BeaconEye in respect of the Shares or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares when such listings are received.

              Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the Toronto office of the Depositary as set out in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated on the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

10.           MAIL SERVICE INTERRUPTION

              Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques in payment for Shares purchased pursuant to the Offer and certificates for any Shares to be returned will not be mailed if the Offeror determines that delivery thereof by mail may be delayed by a disruption of mail service. Persons entitled to cheques, share certificates or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the Toronto office of the Depositary until such time as the Offeror has determined that delivery by mail will no longer be delayed. Cheques and share certificates not mailed for the foregoing reason shall be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the Toronto office of the Depositary. The Offeror shall provide notice of any such determination not to mail made under this Section 10 as soon as reasonably practicable after the making of such determination and in accordance with
Section 9 of the Offer, "Notice".

11.           RETURN OF DEPOSITED SHARES

              Any deposited Shares not taken up and paid for by the Offeror will be returned at the Offeror's expense as soon as practicable after the Expiry Time or withdrawal of the Offer by either sending new certificates representing Shares not purchased or returning the deposited certificates (and other relevant documents).

              Certificates (and other relevant documents) will be forwarded by first class insured mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by BeaconEye.

12.           DIVIDENDS, DISTRIBUTIONS AND LIENS

              If, on or after January 9, 1998, BeaconEye should split, combine or otherwise change any of the Shares or its capitalization, or shall disclose that it has taken any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer", make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor) to reflect such split, combination or other change.

              Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after January 9, 1998 on or in respect of the Shares.

              If, on or after January 9, 1998, BeaconEye should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to the Shares, payable or distributable to Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominee or transferee on BeaconEye's share register of such Shares following acceptance thereof for purchase pursuant to the Offer, then without prejudice to the Offeror's rights under Section 4, "Conditions of the Offer", (i) in the case of any such cash dividends, cash distributions or payments that do not exceed the purchase price per Share, the consideration payable per Share pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment received in respect of that Share; (ii) in the case of any such cash dividends, cash distributions or payments in an amount that exceeds the purchase price per Share in respect of which the dividend, distribution or payment is made, or in the case of any other dividend, distribution, payment, right or other interest, the whole of any such dividend, distribution, payment, right or other interest will be received and held by the depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

13.           OTHER TERMS OF THE OFFER

       (a) The Offer and all contracts resulting from acceptance hereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to an agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

       (b) No broker, investment dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been so authorized.

       (c) The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

       (d) The Offeror shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and the validity of any withdrawals of Shares.

       (e) The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it deems necessary to extend the Offer to Shareholders in any such jurisdiction.

       (f) In connection with the Offer, the Offeror reserves the right to apply to relevant securities regulatory authorities for exemptive relief from the provisions of applicable law and, upon the grant of such relief, the provisions of the Offer and Circular are deemed to have been modified accordingly.

14.           GENERAL

              The accompanying Circular together with the Offer constitutes the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.

              DATED:  January 13, 1998.

                                   TLC THE LASER CENTER INC.

                                   (SIGNED)      ELIAS VAMVAKAS

                                                 CHIEF EXECUTIVE OFFICER

                                    CIRCULAR

              The following information is supplied by the Offeror with respect to the accompanying Offer to purchase Shares dated January 13, 1998. Terms defined in the Offer and not otherwise defined herein shall have the same meaning in this Circular. The terms and conditions of the Offer are incorporated in and form part of this Circular.

              THE INFORMATION CONCERNING BEACONEYE AND ITS SUBSIDIARIES CONTAINED IN THE OFFER AND THIS CIRCULAR HAS BEEN TAKEN FROM OR BASED UPON PUBLICLY AVAILABLE DOCUMENTS AND RECORDS ON FILE WITH THE ONTARIO SECURITIES COMMISSION AND OTHER PUBLIC SOURCES AND THE SHAREHOLDER LIST PROVIDED BY BEACONEYE THROUGH ITS REGISTRAR AND TRANSFER AGENT TO THE OFFEROR. ALTHOUGH THE OFFEROR HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY STATEMENTS CONTAINED HEREIN TAKEN FROM OR BASED UPON SUCH DOCUMENTS AND RECORDS ARE UNTRUE OR INCOMPLETE, THE OFFEROR DOES NOT ASSUME ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF THE INFORMATION TAKEN FROM OR BASED UPON SUCH DOCUMENTS AND RECORDS, OR FOR ANY FAILURE BY BEACONEYE TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF ANY SUCH INFORMATION BUT WHICH ARE UNKNOWN TO THE OFFEROR.

1.            THE OFFEROR

              The Offeror is a publicly-traded company, incorporated under the laws of the Province of Ontario. The common shares of the Offeror are listed and posted for trading on the TSE and NASDAQ and trade under the symbols LZR and LZRCF, respectively.

              The Offeror is a provider of integrated eye care in North America, specializing in excimer laser surgery to correct common refractive vision disorders such as nearsightedness, farsightedness and astigmatism. The Offeror develops and manages regional networks consisting of refractive laser clinics and secondary care clinics in conjunction with a network of local doctors. In Canada, the Offeror manages 5 refractive clinics in Ontario, New Brunswick and British Columbia. In the U.S., the Offeror manages 29 refractive clinics in Oklahoma, Indiana, South Carolina, Washington, Colorado, California, Florida, Wisconsin, Illinois, Ohio, Tennessee, Maryland, New York, New Jersey, Pennsylvania, Virginia, North Carolina, Michigan, Georgia, Montana and Massachusetts. The Offeror manages four secondary care clinics in Washington, South Carolina and Illinois. The Offeror is the largest provider of laser vision correction in North America.

              The head office and principal place of business of the Offeror is located at 5600 Explorer Drive, Suite 301, Mississauga, Ontario.

2.            BEACONEYE

              BeaconEye is a publicly-traded company, incorporated under the laws of Canada. The Shares are listed and posted for trading on the TSE and the WSE and trade under the symbol BEY.

              BeaconEye provides excimer lasers and related facilities and services to eye doctors to perform laser vision correction surgical procedures as an alternative to eyeglasses and corrective lenses.
BeaconEye operates 11 laser centers, including 2 centers in Ontario and 9 centers in the United States.

              The head office and principal place of business is located at 3 Robert Speck Parkway, Suite 206, Mississauga, Ontario.

3.            BACKGROUND TO THE OFFER

              In the fall of 1997, BeaconEye retained CIBC Wood Gundy Securities Inc. to examine options to maximize shareholder value, including the sale of BeaconEye, a merger or the acquisition of other eye surgery companies. On November 5, 1997 the Offeror entered into a confidentiality agreement with BeaconEye and was granted access to BeaconEye's data room. After the Offeror had completed its due diligence review of BeaconEye, it commenced negotiations for the acquisition of the business and operations of BeaconEye with the board of directors and advisors of BeaconEye and certain of its controlling shareholders.

              On December 24, 1997 the Offeror and BeaconEye entered into a non-binding letter of intent whereby the Offeror proposed to offer to purchase the Shares for an aggregate purchase price of $10.6 million, which purchase price was to be satisfied by the issuance of common shares of the Offeror ("TLC Common Shares") based on the weighted average trading price for the TLC Common Shares for the 20 day trading period up to and including December 23, 1997 (the "Conversion Ratio"). That offer was subject to various conditions including (i) the execution of irrevocable lock-up agreements with shareholders of BeaconEye who in the aggregate owned at least 50.1% of the outstanding Shares; (ii) termination of employment agreements between BeaconEye and three executives of BeaconEye, with severance costs to be assumed by the shareholders of BeaconEye; (iii) conversion of all of the outstanding Debentures into TLC Common Shares based upon the Conversion Ratio, exclusive of certain fees payable under the Debentures, and (iv) execution of a support agreement between the Offeror and BeaconEye whereby the board of directors of BeaconEye would agree to recommend to the shareholders of BeaconEye acceptance of the offer and not to solicit any competing offer for BeaconEye or its assets. In addition, the Offeror would have had the right to monitor the operations of BeaconEye and approve any transactions and capital expenditures that the Offeror considered material. The letter of intent provided that the Offeror and BeaconEye would conduct exclusive negotiations until January 7, 1998 with the objective of settling definitive agreements.

              On January 9, 1998 it was reported in the financial press that BeaconEye would require additional financing by February 1998 and that it had deferred payments to many of its creditors.

              On January 9, 1998, having concluded that further negotiations would not likely result in an agreement on terms acceptable to the Offeror and based upon the financial condition of BeaconEye, the Offeror announced its offer to purchase all of the issued and outstanding Shares for $0.40 in cash per Share.

4.            PURPOSE OF THE OFFER AND THE OFFEROR'S PLANS FOR BEACONEYE

       PURPOSE OF THE OFFER

              The purpose of the Offer is to enable the Offeror to acquire all of the Shares.

       OFFEROR'S PLANS FOR BEACONEYE

              Based upon public information regarding the financial condition of BeaconEye, the Offeror believes that BeaconEye will require additional financing before the Expiry Time. The Offeror will enter into discussions with BeaconEye to provide or arrange for the provision of interim financing to BeaconEye.

              If the Offeror takes up and pays for Shares under the Offer and the Offeror acquires control of BeaconEye as a result thereof, the Offeror intends to take steps to cause the existing board of directors to be replaced with nominees of the Offeror. Except for the foregoing, the Offeror has developed no specific plans or proposals in respect of BeaconEye, its assets or operations or for any changes in its assets, business strategies or personnel following the acquisition of Shares pursuant to the Offer. Following the acquisition of Shares pursuant to the Offer and the Offeror gaining access to more detailed information with respect to BeaconEye, the Offeror will review the assets and operations of BeaconEye and consider what changes, if any, are necessary or appropriate.

              If permitted by applicable law, subsequent to the completion of the Offer or any Subsequent Acquisition Transaction, the Offeror intends to delist the Shares from the TSE and the WSE and, if there are fewer than fifteen securityholders of BeaconEye in any province of Canada, to cause BeaconEye to cease to be a reporting issuer under the security laws of each such province.

5.            EFFECT OF THE OFFER ON THE DEBENTURES

              The principal and interest of the Debentures (and a structuring fee) is payable upon the earlier of March 25, 1998 and the date of completion of a take-over within the meaning of the OSA of the Shares. Accordingly, upon completion of the Offer BeaconEye will become obligated to pay these liabilities. Such liabilities constitute approximately $2,837,000 in the aggregate.

              In addition, a contingent fee is payable to the holders of the Debentures in the event that any person (other than a holder of a Debenture) acquires more than 50% of the issued and outstanding Shares at a price below US$2.30 per Share. This contingent fee is payable through the issuance of Shares. On the date that the Offeror takes up and pays for Shares under the Offer constituting more than 50% of the outstanding Shares, BeaconEye will become obligated to issue an aggregate of approximately 175,000 Shares to the holders of the Debentures.

6.            HOLDINGS OF SECURITIES OF BEACONEYE

              No securities of BeaconEye are beneficially owned by, nor is control or direction exercised over any securities of BeaconEye by the Offeror, by any associate or affiliate of the Offeror, by any director or officer of the Offeror, by any associate of any such director or officer of the Offeror or by any person or company, known to the directors or officers of the Offeror, after reasonable enquiry, holding more than 10% of any class of equity securities of the Offeror or acting jointly or in concert with the Offeror.

              Based on publicly available information, the Offeror believes that the directors and senior officers of BeaconEye own, as a group, approximately 105,450 Shares or 1% of the issued and outstanding Shares. According to the prospectus of BeaconEye dated September 3, 1997, there is no person holding more than 10% of the Shares other than Hawker Siddeley Canada Inc. which held approximately 42.8% of the issued and outstanding Shares as of such date.

7.            TRADING IN SECURITIES OF BEACONEYE

              No securities of BeaconEye have been traded during the six month period preceding the date of the Offer by the Offeror, by any associate or affiliate of the Offeror, by any director or officer of the Offeror, by any associate of any such director or officer of the Offeror or by any person or company, known to the directors or officers of the Offeror, after reasonably enquiry, holding more than 10% of any class of equity securities of the Offeror. RBC Dominion Securities Inc. in the normal course of its securities trading business, engages in passive market making activities and trades "baskets" of securities which may involve the purchase or sale, or both, of Shares.

              The Offeror has no present intention of acquiring beneficial ownership of Shares while the Offer is outstanding other than pursuant to the Offer. See Section 8 of the Offer, "Market Purchases".

8.            COMMITMENTS TO ACQUIRE SECURITIES

              Neither the Offeror nor any of its directors and officers, nor to the knowledge of the Offeror, after reasonable enquiry, any associates of such directors and officers or any person or company holding more than 10% of any class of equity securities of the Offeror, have entered into any commitments to acquire securities of BeaconEye.

9.            ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

              There is an agreement between the Offeror and Keith F. Moore, the President and Chief Executive Officer of BeaconEye, Michael B. Holder, the Vice President, Finance and Chief Financial Officer of BeaconEye and Terence C. O'Brien, the Executive Vice President and Chief Operating Officer of BeaconEye that, in the event of the completion of the Offer, their aggregate severance entitlements under their respective employment agreements with BeaconEye will be reduced by one-third of the current aggregate amount provided for in such agreements. There are no other contracts, arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of BeaconEye and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office. There are no contracts, arrangements or understandings, formal or informal, between the Offeror and any security holder of BeaconEye with respect to the Offer or between the Offeror and any person or company with respect to any securities of BeaconEye in relation to the Offer.

10.           MATERIAL CHANGES AND OTHER INFORMATION

              The Offeror has no information which indicates any material change in the affairs of BeaconEye since the date of the last published financial statements of BeaconEye, other than the information described in
Section 3 of the Circular, "Background to the Offer". The Offeror has no knowledge of any matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

11.           EFFECT OF THE OFFER ON MARKET AND LISTINGS

              The purchase of Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly as well as the number of Shareholders and, depending on the number of Shareholders depositing and the number of Shares purchased, could adversely affect the liquidity of the remaining Shares held by the public.

              The rules and regulations of the TSE and the WSE establish certain criteria which, if not met, could lead to the delisting of the Shares from such exchanges. Among such criteria are the number of Shareholders and the number and aggregate market value of Shares publicly held. Depending on the number of Shares purchased pursuant to the Offer, it is possible that the Shares would fail to meet the criteria for continued listing on such exchanges. If this were to happen, the Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Shares. It is the intention of the Offeror to apply to delist the Shares from each such exchange as soon as practicable after completion of the Offer.

12.           REGULATORY MATTERS

              The merger provisions of the Competition Act permit the Director to apply to the Competition Tribunal (the "Tribunal") for relief in respect of merger transactions (including share acquisitions where a significant interest in a competitor is being acquired) which are likely to prevent or lessen competition substantially. The relief that may be ordered by the Tribunal includes, in the case of a proposed merger, prohibiting completion of the transaction. Proceedings under the merger provisions of the Competition Act may be instituted by the Director for a period of three years after a merger transaction has been substantially completed.

              The Offeror believes that it is highly unlikely that the acquisition of the Shares pursuant to the Offer would give rise to proceedings under the merger provisions of the Competition Act.

13.           SOURCE OF FUNDS

              If the Offeror acquires all of the Shares pursuant to the Offer, the total amount required by the Offeror to purchase the Shares and to pay estimated related fees and expenses (including repayment of the Debentures) is expected to be approximately $8.3 million. The Offeror has obtained an offer from RBC Dominion Securities Inc. for subordinated debt financing which will provide sufficient funding for that amount. The subordinated debt financing is for a principal amount of $15,000,000, bearing interest at a rate of 7.5%, payable semi-annually in arrears, and is repayable 5 years plus one day from the date of borrowing. The subordinated debt financing is convertible at the option of the holder into TLC Common Shares and, subject to satisfaction of a minimum trading price for TLC Common Shares, is redeemable by the Offeror after the third anniversary of the date of borrowing at par plus accrued interest. The Offeror may also purchase the debt for cancellation at any time. The principal amount due at redemption or maturity is payable, at the option of the Offeror, in TLC Common Shares or cash.

              RBC Dominion Securities Inc.'s commitment is subject to normal commercial terms and conditions, including the completion of satisfactory due diligence, the completion of formal documentation, the filing of a final prospectus qualifying the debt instruments for public distribution in all jurisdictions in Canada and a standard market out provision. The financing documentation will include covenants, representations and warranties and events of default, relating to the Offeror and its subsidiaries that are customary in financing arrangements of this nature.

14.           PRICE RANGE AND TRADING VOLUME OF SHARES

              The Shares are listed and posted for trading on the TSE and the WSE. The volume of trading and price ranges of the Shares on the TSE (as reported by the TSE) are set forth in the following table for the periods indicated:

    PERIOD                                HIGH       LOW       VOLUME

       1997
          January. . . . . . . . . . . .  $8.50      $ 5.25   824,896
          February . . . . . . . . . . .  $7.25      $ 5.80   131,552
          March. . . . . . . . . . . . .  $7.00      $ 3.55    62,678
          April. . . . . . . . . . . . .  $4.20      $ 2.00   539,057
          May. . . . . . . . . . . . . .  $4.00      $ 3.15   186,325
          June . . . . . . . . . . . . .  $5.90      $ 3.50   311,994
          July . . . . . . . . . . . . .  $5.90      $ 5.00   212,161
          August . . . . . . . . . . . .  $5.30      $ 2.95   520,120
          September. . . . . . . . . . .  $3.25      $ 2.35   150,675
          October. . . . . . . . . . . .  $2.75      $ 2.00   142,773
          November . . . . . . . . . . .  $2.39      $ 1.25   128,995
          December . . . . . . . . . . .  $1.25      $ 0.55   541,531
       1998
          January (to January 9) . . . .  $0.85      $ 0.55    89,900

       The Offeror announced its intention to make the Offer for the Shares on January 9, 1998. The closing price of the Shares on the TSE on January 8, 1998, the last day on which the Shares traded prior to the announcement, was $0.60. The closing prices of the Shares on the TSE on January 9, 1998 and January 12, 1998 were $0.55 and $0.40, respectively.

15.           PREVIOUS DISTRIBUTIONS

              Based on publicly available information, the Offeror believes that the only distributions of Shares (other than any distribution of Shares upon the exercise of options and warrants or upon the conversion of Special Shares) were as follows:

DATE                        NUMBER OF SHARES     AGGREGATE PROCEEDS

  November 21, 1995(1). . .       300                   $100
  June 6, 1996(1) . . . . . 1,927,848            $17,500,000
  September 24, 1996(1) . . 3,474,267            $29,500,000(2)
  December 20, 1996 . . . . 1,265,000            $10,700,000
  March 20, 1997  . . . . .   571,430             $4,000,000
  September 3, 1997 . . . . 2,800,000            $10,500,000(3)


Notes:

(1) Adjusted to give effect to the subdivision of the Shares on a three-for-one basis on November 29, 1996.
(2) According to a prospectus of BeaconEye dated September 3, 1997, BeaconEye issued 3,474,267 Shares to holders of First Special Warrants of BeaconEye upon exercise of such First Special Warrants. The First Special Warrants had been issued as of May 31, 1996 at $9.27 per First Special Warrant, as adjusted, for net aggregate consideration to BeaconEye of approximately $23 million and capitalization of indebtedness of approximately $6.5 million.
(3) BeaconEye filed a prospectus dated September 3, 1997 for the issue and distribution of 2,800,000 Shares and 1,400,000 Common Share Purchase Warrants issuable upon the conversion of 2,800,000 Special Warrants of BeaconEye issued on June 20, 1997. The purchase price of each Special Warrant was allocated as to $3.74 per Share and as to $0.01 per Warrant for aggregate proceeds of $10.5 million.

16.           DIVIDEND POLICY

              According to the prospectus of BeaconEye dated September 3, 1997, BeaconEye has never paid a dividend on the Shares.

17.           FINANCIAL ADVISOR, DEALER MANAGER AND SOLICITING DEALER GROUP

              The Offeror has retained the Dealer Manager to solicit acceptances of the Offer and has agreed to pay $100,000 for such services. The Dealer Manager has undertaken to form a soliciting dealer group comprising members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada to solicit acceptances of the Offer. Each member of the soliciting dealer group, including the Dealer Manager, is referred to herein as a "Soliciting Dealer". The Offeror has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Shares a fee of $0.01 for each such Share deposited and taken up by the Offeror under the Offer. The aggregate amount payable to a Soliciting Dealer with respect to any single depositing holder of Shares will be not less than $85 nor more than $1,500. Where Shares deposited and registered in a single name are beneficially owned by more than one person, the $85 minimum and $1,500 maximum amounts will be applied separately in respect of each such beneficial owner. The Offeror may require the Soliciting Dealer to furnish evidence of such beneficial ownership satisfactory to the Offeror before payment of such fee.

              The Dealer Manager will also be reimbursed by the Offeror for its reasonable out-of pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection with the Offer.

              No fee or commission will be payable by any holder of Shares who transmits his or her Shares directly to the Depositary or who avails himself or herself of the facilities of a Soliciting Dealer to accept the Offer.

              The Offeror has also retained RBC Dominion Securities Inc. to act as its exclusive financial advisor with respect to the Offer and has agreed to pay RBC Dominion Securities Inc. a fee for such services which varies in amount depending upon the outcome of the Offer.

18.           ACQUISITION OF SHARES NOT DEPOSITED

       COMPULSORY ACQUISITION

              If within 120 days after the date hereof, the Offer has been accepted by holders of not less than 90% of the Shares (other than Shares held on the date of the Offer by or on behalf of the Offeror or its affiliates and associates as defined in the CBCA) and the Offeror acquires such deposited Shares, the Offeror may elect to acquire the remainder of the Shares on the same terms as such Shares were acquired under the Offer, pursuant to the provisions of section 206 of the CBCA (a "Compulsory Acquisition").

              To exercise such statutory right, the Offeror must give notice (the "Offeror's Notice") to each registered holder of Shares who did not accept the Offer (and to each person who subsequently acquires any such Shares) (in each case a "Dissenting Offeree") and to the Director under the CBCA of such proposed acquisition on or before the earlier of 60 days from the Expiry Time and 180 days from the date of the Offer. Within 20 days of giving the Offeror's Notice, the Offeror must pay or transfer to BeaconEye the consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with section 206 of the CBCA, within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates representing the Shares held by such Dissenting Offeree to BeaconEye, and may elect either to transfer such Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such Shares held by such holder by so notifying the Offeror. If a Dissenting Offeree has elected to demand payment of the fair value of the Shares, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of the Shares of the Dissenting Offeree. If the Offeror fails to apply to such court within 20 days after it has made the payment or transferred the consideration to BeaconEye referred to above, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value of the Shares of the Dissenting Offeree. If there is no such application by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such Shares to the Offeror on the terms of the Offer. Any judicial determination of the fair value of the Shares of any class could be more or less than the amount paid pursuant to the Offer.

              THE FOREGOING IS A SUMMARY ONLY. SECTION 206 OF THE CBCA IS COMPLEX AND STRICT ADHERENCE TO ITS NOTICE AND TIMING PROVISIONS IS REQUIRED, FAILING WHICH SUCH RIGHTS MAY BE LOST OR ALTERED. SHAREHOLDERS WHO WISH TO BE BETTER INFORMED ABOUT THESE PROVISIONS SHOULD CONSULT THEIR LEGAL ADVISORS.

       SUBSEQUENT ACQUISITION TRANSACTION

              If the Offeror takes up and pays for Shares validly deposited under the Offer and the statutory right of acquisition described above is not available, or if the Offeror elects not to proceed under such provisions, then the Offeror intends to cause a special meeting of Shareholders to be called to consider an amalgamation, a statutory arrangement or other transaction involving the Offeror or an affiliate of the Offeror and BeaconEye for the purposes of enabling the Offeror to acquire all of the Shares not deposited under the Offer (a "Subsequent Acquisition Transaction"). If, subsequent to taking up and paying for Shares under the Offer, the Offeror holds Shares equal to not less than 66c% of the aggregate number of outstanding Shares, it will have acquired sufficient Shares to approve, as a corporate law matter, a Subsequent Acquisition Transaction. In any Subsequent Acquisition Transaction, the holders of Shares may have a right of dissent under the CBCA to be paid the fair value of their Shares with such fair value to be determined by a court (an "appraisal right").

              Each of the methods of acquiring the remaining outstanding Shares described above, other than a Compulsory Acquisition, would be a "going private transaction" within the meaning of the regulations to the OSA, Policy 9.1 and Policy Q-27 if such method would result in the interest of a holder of Shares (the "Affected Securities") being terminated without the consent of the holder and without the substitution therefor of an interest of equivalent value in a participating security of BeaconEye, a successor to the business of BeaconEye or a person who controls BeaconEye or, in the case of Policy 9.1 and Policy Q-27, a person who controls a successor to the business of BeaconEye.

              Policy 9.1 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a going private transaction is required to have prepared an independent valuation of the Affected Securities (and any non-cash consideration being offered therefor) and provide to the holders of the Affected Securities a summary of such valuation. The Offeror intends to seek waivers pursuant to Policy 9.1 and Policy Q-27 exempting it from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction proposed by the Offeror.

              Policy 9.1 and Policy Q-27 would also require that, in addition to any other required security holder approval, in order to complete a going private transaction, the approval of a simple majority of the votes cast by "minority" holders of the Affected Securities be obtained. Policy 9.1 and Policy Q-27 contain similar minority approval requirements for related party transactions. In relation to the Offer and any related party or going private transaction, the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the OSC and QSC, all holders of Shares other than the Offeror, the respective directors and senior officers of the Offeror and any of their respective affiliates or any person which beneficially owns or exercises control or direction over 10% or more of the outstanding voting rights of the Offeror. Policy 9.1 and Policy Q-27 also provide that the Offeror may treat Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of such related party or going private transaction if the consideration per security in the related party or going private transaction is at least equal in value to the consideration paid under the Offer. The Offeror intends that the consideration offered under any subsequent related party or going private transaction proposed by it would be identical to the consideration offered under the Offer.

              In addition, under Policy 9.1 and Policy Q-27, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Shares, as the case may be, at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or a substantially equivalent right is made available to the minority shareholders.

              In September, 1994, the Director appointed under the CBCA released a policy on "going private transactions" stating, among other things, that the Director is of the opinion that going private transactions are permitted under the CBCA provided the transaction is not oppressive or unfairly prejudicial to, or unfairly disregards the interests of, a person whose interest in a participating security is being terminated without his or her consent. In determining whether a "going private transaction" is fair, the policy states that compliance with the requirements set forth in Policy 9.1 or Policy Q-27 will usually be viewed by the Director as sufficient.

              Any Subsequent Acquisition Transaction carried out by the Offeror will likely be by way of an amalgamation or a statutory arrangement pursuant to which the Offeror would acquire all Shares not tendered to the Offer.

       JUDICIAL DEVELOPMENTS

              Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction which may be proposed or effected subsequent to the expiry of the Offer. Prior to the adoption of Policy 9.1 and Policy Q-27, Canadian courts, in a few instances, granted preliminary injunctions to prohibit transactions involving going private amalgamations. The current trend both in legislation and in the American jurisprudence upon which the previous Canadian decisions were based is toward permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders.

              Shareholders should consult their legal advisors for a determination of their legal rights with respect to a "going private transaction".

19.           CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

              In the opinion of Tory Tory DesLauriers & Binnington, counsel to the Offeror, the following is a summary of the principal considerations under the Tax Act generally applicable to Shareholders who dispose of their Shares pursuant to the Offer or pursuant to certain transactions described in Section 18 of the Circular, "Acquisition of Shares Not Deposited". The summary is based upon the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and regulations publicly announced by the Minister of Finance prior to the date hereof (the "Proposed Amendments") and counsel's understanding of the current administrative policies of Revenue Canada. Except for the Proposed Amendments, the summary does not take into account or anticipate changes in the law, whether by way of judicial decision or legislative action, nor does it take into account tax legislation of countries other than Canada or any relevant provincial or territorial tax legislation. THE SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER.

       RESIDENTS OF CANADA

              The following summary is applicable to Shareholders who, for the purposes of the Tax Act, are resident in Canada, who hold their Shares as capital property and who deal at arm's length with the Offeror and BeaconEye (a "Holder"). Shares held by certain "financial institutions" (as defined in the Tax Act) will generally not be held as capital property by such holders and will be subject to special "mark-to-market" rules.

       THE OFFER

              A Holder whose Shares are taken up and paid for under the Offer will realize a capital gain (or capital loss) to the extent that the amount of cash received for the Holder's Shares, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Shares to the Holder. In the case of a Holder that is a corporation, any such capital loss may in certain circumstances be reduced by the amount of the dividends which have been previously received on the Shares. Analogous rules may apply in respect of a partnership or trust that owns Shares.

              Generally, three-quarters of any such capital gain will be included as a taxable capital gain in computing the Holder's income for tax purposes and three-quarters of any such capital loss may be deducted from the Holder's taxable capital gains subject to and in accordance with the rules contained in the Tax Act. Taxable capital gains of a Canadian-controlled private corporation may be subject to an additional refundable tax at a rate of 6 2/3%.

       COMPULSORY ACQUISITION

              As described in Section 18 of the Circular, "Acquisition of Shares Not Deposited", the Offeror may, in certain circumstances, acquire Shares not deposited under the Offer pursuant to a Compulsory Acquisition. A Holder whose Shares are so acquired by the Offeror generally will be subject to the same tax consequences as would be applicable if the Holder disposed of his or her Shares pursuant to the Offer.

       SUBSEQUENT ACQUISITION TRANSACTION

              As discussed in Section 18 of the Circular, "Acquisition of Shares Not Deposited", to effect a Subsequent Acquisition Transaction, the Offeror may propose an amalgamation, a statutory arrangement, capital reorganization or other transaction, the tax consequences of which may differ from those arising on the sale of Shares under the Offer. No opinion is expressed herein as to the tax consequences of any such transaction to a Holder of Shares.

       NON-RESIDENTS OF CANADA

              The following summary is applicable to Shareholders who are neither residents nor deemed to be residents of Canada, who deal at arm's length with the Offeror and BeaconEye, who hold Shares as capital property, who do not use or hold and are not deemed to use or hold their Shares in carrying on business in Canada and whose Shares do not otherwise constitute "taxable Canadian property" as defined in the Tax Act (a "Non-Resident Holder"). Shares will generally not constitute taxable Canadian property to a Non-Resident Holder so long as the Shares continue to be listed on a prescribed stock exchange unless, at any time during the five-year period immediately preceding the disposition of the Shares, 25% or more of the issued shares of any class or series of a class of capital stock of BeaconEye belonged to the Non-Resident Holder, to persons with whom the Non-Resident Holder did not deal at arm's length, or to any combination thereof.

              No Canadian federal income tax will be payable on any capital gain realized by a Non-Resident Holder whose Shares are taken up and paid for under the Offer or are acquired by the Offeror pursuant to a Compulsory Acquisition so long as the Shares continue to be listed on a prescribed stock exchange.

              As discussed in Section 18 hereof, "Acquisition of Shares Not Deposited", to effect a Subsequent Acquisition Transaction, the Offeror may propose an amalgamation, a statutory arrangement, capital reorganization or other transaction, the tax consequences of which may differ from those arising on the sale of Shares under the Offer. No opinion is expressed herein as to the tax consequences of any such transaction to a Non-Resident Holder of Shares.

              THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE ARE FOR GENERAL INFORMATION ONLY. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX EFFECTS TO THEM OF THE OFFER.

20.           STATUTORY RIGHTS

              Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights that they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

                               CONSENT OF COUNSEL

TO:           THE DIRECTORS OF TLC THE LASER CENTER INC.

              We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated January 13, 1998 made by the Offeror to the holders of Shares of BeaconEye.

       Dated:  January 13, 1998           (Signed) TORY TORY DESLAURIERS &
                                                   BINNINGTON

                            APPROVAL AND CERTIFICATE

              The contents of the Offer and the Circular have been approved and the sending, communication or delivery thereof to the Shareholders of BeaconEye has been authorized by the board of directors of the Offeror.
The foregoing (i) contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made; and (ii) does not contain any misrepresentation likely to affect the value or the market price of the Shares which are the subject of the Offer.

          DATED:    January 13, 1998

                            TLC THE LASER CENTER INC.


          (Signed) Elias Vamvakas       (Signed) Peter Kastelic
          Chief Executive Officer       Chief Financial Officer

                       On behalf of the Board of Directors

          (Signed) Jeffery J. Machat         (Signed) John F. Riegert
               Director                                Director

                   THE DEPOSITARY, CIBC MELLON TRUST COMPANY

                                    BY MAIL

                                 P.O. Box 1036
                        Adelaide Street Postal Station
                               Toronto, Ontario
                                    M5C 2K4


                  BY HAND, COURIER OR FACSIMILE TRANSMISSION

                      393 University Avenue (Lower Level)
                               Toronto, Ontario
                                    M5G 2M7

                                TEL:   (416) 813-4600
                          TOLL FREE:   (800) 387-0825
                                FAX:   (416) 813-4555



          OFFICE OF RBC DOMINION SECURITIES INC., THE DEALER MANAGER

                               Royal Bank Plaza
                                  P.O. Box 50
                               Toronto, Ontario
                                    M5J 2W7

                              TEL:  (416) 842-7723
                              FAX: (416) 842-7700



ANY QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED BY SHAREHOLDERS TO THE DEALER MANAGER AND THE DEPOSITARY AT THEIR RESPECTIVE TELEPHONE NUMBERS AND LOCATIONS SET OUT ABOVE.

                        THIS IS NOT A LETTER OF TRANSMITTAL

                           NOTICE OF GUARANTEED DELIVERY

                                        FOR

                              DEPOSIT OF COMMON SHARES

                                         OF

                                   BEACONEYE INC.


          This Notice of Guaranteed Delivery must be used to accept the offer (the "Offer") dated January 13, 1998 made by TLC The Laser Center Inc. (the "Offeror") for all of the outstanding common shares ("Shares") of BeaconEye Inc. ("BeaconEye") if certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiry Time of the Offer at 4:00 p.m. (Toronto time) on February 4, 1998.

          Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offer and Circular dated January 13, 1998 shall have the respective meanings set out in the Offer and Circular.

          The terms and conditions of the Offer, the Circular and the Letter of Transmittal are incorporated by reference in this Notice of Guaranteed Delivery.

          TO:  THE DEPOSITARY, CIBC MELLON TRUST COMPANY

                                      BY MAIL

                                   P.O. Box 1036
                           Adelaide Street Postal Station
                                 Toronto, Ontario
                                      M5C 2K4

                     BY HAND, COURIER OR FACSIMILE TRANSMISSION

                        393 University Avenue (Lower Level)
                                 Toronto, Ontario
                                      M5G 2M7

                                FAX: (416)  813-4646

          DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS, OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY TO A FACSIMILE NUMBER, OTHER THAN THAT SET FORTH ABOVE, DOES NOT CONSTITUTE A VALID DELIVERY.

          This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

          The undersigned hereby deposits with the Offeror, upon the terms and conditions set forth in the Offer, the Circular and the Letter of Transmittal (printed on blue paper), receipt of which is hereby acknowledged, the Shares listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, "Manner of Acceptance - Procedure for Guaranteed Delivery".

          The method used to deliver this Notice of Guaranteed Delivery is at the option and risk of the holder and delivery will be deemed effective only when such document is actually received.

NOTE: DO NOT SEND CERTIFICATES FOR SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR SHARES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

-----------------------------------------------------------------------------
  NUMBER OF SHARES     CERTIFICATE NO.   NAME AND ADDRESS(ES) OF
                                              SHAREHOLDER(S)
                       (if available)         (please print)
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

 TOTAL:
-------------------
                              Area Code and Telephone Number:

                              ------------------------------------------

                              Dated:_______________________________, 1998


                              ------------------------------------------
                              Signature(s) of Shareholder(s)

                              ------------------------------------------
                              Please print name of Shareholder(s)
GUARANTEE

                      (Not to be used for signature guarantee)

          The undersigned, a Canadian chartered bank or trust company in Canada or a firm which is a member of a recognized stock exchange or the Investment Dealers Association of Canada, guarantees delivery to the Toronto office of the Depositary of the certificates representing Shares tendered hereby, in proper form for transfer, in either case with delivery of a properly completed and duly executed Letter of Transmittal (printed on blue paper) or a manually signed facsimile thereof, and all other documents required by the Letter of Transmittal (printed on blue paper), all on or before 4:30 p.m. (Toronto time) on the third trading day on The Toronto Stock Exchange after the Expiry Time.

                                   --------------------------------
                                             (Firm)

                                   --------------------------------
                                     (Authorized Signature)

                                   --------------------------------
                                        (Please Print Name)

                                   --------------------------------
                                             (Address)

                                   --------------------------------
                                   (Area Code and Telephone Number)

Dated: _______________, 1998.

                      THE DEPOSITARY, CIBC MELLON TRUST COMPANY

                                      BY MAIL

                                   P.O. Box 1036
                           Adelaide Street Postal Station
                                 Toronto, Ontario
                                      M5C 2K4

                     BY HAND, COURIER OR FACSIMILE TRANSMISSION

                        393 University Avenue (Lower Level)
                                 Toronto, Ontario
                                      M5G 2M7

                                TEL:   (416) 813-4600
                          TOLL FREE:   (800) 387-0825
                                FAX:   (416) 813-4646


             OFFICE OF RBC DOMINION SECURITIES INC., THE DEALER MANAGER


                                  Royal Bank Plaza
                                    P.O. Box 50
                                  Toronto, Ontario
                                      M5J 2W7



                                TEL:  (416) 842-7723
                                FAX:  (416) 842-7700







ANY QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED BY SHAREHOLDERS TO THE DEALER MANAGER AND THE DEPOSITARY AT THEIR RESPECTIVE TELEPHONE NUMBERS AND LOCATIONS SET OUT ABOVE.

                             TLC THE LASER CENTER INC.

                               LETTER OF TRANSMITTAL
                        FOR COMMON SHARES OF BEACONEYE INC.

      -----------------------------------------------------------------------
         THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (TORONTO TIME) ON
             FEBRUARY 4, 1998 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.
      -----------------------------------------------------------------------

                                   THE DEPOSITARY
                    (SEE BELOW FOR ADDRESS AND TELEPHONE NUMBER)
    OR YOUR BROKER OR OTHER FINANCIAL ADVISER WILL ASSIST YOU IN COMPLETING THIS
                               LETTER OF TRANSMITTAL

     This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for common shares (the "Shares") of BeaconEye Inc. ("BeaconEye") deposited pursuant to the offer (the "Offer") dated January 13, 1998 made by TLC The Laser Center Inc. (the "Offeror") to holders of Shares.

     Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and Circular dated January 13, 1998 have the meanings set out in the Offer and Circular.

     The terms and conditions of the Offer and Circular are incorporated by reference in this Letter of Transmittal.

     THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

TO:       TLC THE LASER CENTER INC.
AND TO:   CIBC MELLON TRUST COMPANY, AT ITS OFFICE SET OUT HEREIN.

     The undersigned delivers to you the enclosed certificate(s) for Shares and subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):


CERTIFICATE NUMBER(S)          NAME IN WHICH               NUMBER OF SHARES             NUMBER OF SHARES
                                 REGISTERED           REPRESENTED BY CERTIFICATE            DEPOSITED
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                       TOTAL
---------------------------------------------------------------------------------------------------------


                   (ATTACH A LIST IN THE ABOVE FORM, IF NECESSARY)

                                  GENERAL PROVISIONS

     The undersigned acknowledges receipt of the Offer and represents and warrants that the undersigned has good and sufficient authority to deposit, sell and transfer the Shares represented by the enclosed certificate(s) (the "Deposited Shares") and that when the Deposited Shares are accepted for payment by the Offeror, the Offeror will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims, adverse interests, equities and rights of others and in accordance with the following.

     IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED the undersigned irrevocably assigns to the Offeror all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, "distributions"), which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them after January 9, 1998 (the date of announcement of the Offer) as provided in the Offer.

     Shareholders whose Share certificates are not immediately available or who cannot deliver their Share certificates and all other required documents to the Depositary on or prior to the Expiry Time must deliver their Shares in accordance with the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance - Procedure for Guaranteed Delivery."

     The undersigned irrevocably constitutes and appoints each of the Depositary and the Offeror, and any other person designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares taken up and paid for under the Offer and any distributions on such Deposited Shares with full power of substitution (such power of attorney, being coupled with an interest, is irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer of such Deposited Shares and distributions consisting of securities on the registers of BeaconEye; (b) for as long as any such Deposited Shares are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), execute and deliver (provided the same is not contrary to applicable law), as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any such Deposited Shares and distributions, and to designate in any such instruments of proxy any person or persons as the proxyholder of the undersigned in respect of such Deposited Shares and distributions; (c) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned; and (d) exercise any rights of the undersigned with respect to such Deposited Shares and distributions.

     The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for under the Offer.

     The undersigned agrees not to vote any of the Deposited Shares taken up and paid for under the Offer, or distributions on such Deposited Shares consisting of securities, at any meeting and not to exercise any of the other rights or privileges attaching to any of such Deposited Shares or distributions consisting of securities, or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to the Offeror, provided it is not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of the Offeror, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to the Offeror, in respect of any such Deposited Shares taken up and paid for under the Offer or distributions on such Deposited Shares consisting of securities. The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder of the undersigned in respect of such Deposited Shares or distributions consisting of securities.

     The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and distributions effectively to the Offeror.

     Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of Shares pursuant to this Letter of Transmittal is irrevocable.

     The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up the Deposited Shares, to mail the cheques representing the purchase price therefor by first class insured mail, postage prepaid, or to hold such cheques for pick-up, in accordance with the instructions given below. Should any Deposited Shares not be purchased, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

RELEASE OF BEACONEYE AND CERTAIN PERSONS AND CANCELLATION OF OPTIONS AND
WARRANTS

     The undersigned acknowledges and agrees that by depositing Shares under the Offer pursuant to this Letter of Transmittal the undersigned:

     (a) releases and forever discharges BeaconEye, the Offeror and their respective subsidiaries and present and former directors and officers and employees (the "Releasees") of and from all actions, causes of action, suits, claims and demands whatsoever, whether presently known or unknown, which the undersigned ever had, now has or may hereafter have against the Releasees or any of them, for or by reason of, or in any way arising out of any cause, matter or thing arising prior to the Expiry Time, other than actions, causes of action, suits, claims and demands arising out of or pursuant to the Debentures and, in the case of the Offeror, arising pursuant to the Offer; and

     (b) cancels, irrevocably releases and waives all rights which the undersigned ever had, now has or may hereafter have pursuant to all outstanding options and warrants held by the undersigned which have not been exercised at or prior to the Expiry Time;

     provided that clauses (a) and (b) above shall only be effective if the Shares deposited to the Offer pursuant to this Letter of Transmittal are taken up and paid for by the Offeror.

     The covenants, representations and warranties of the undersigned herein contained shall survive the completion of the Offer. The Offeror shall hold in trust for the Releasees, other than the Offeror, the benefit of all of the covenants, representations and warranties made in favour of the Releasees by the undersigned.

 -----------------------------------      -----------------------------------
              BLOCK A                                   BLOCK B

 ISSUE CHEQUE AND/OR CERTIFICATE IN       SEND CHEQUE AND/OR CERTIFICATE
 THE NAME OF:                             (Unless Block "D" is checked) TO:
 (please print)

 -----------------------------------      -----------------------------------
   (Name)                                 (Name)

 -----------------------------------      -----------------------------------

 -----------------------------------      -----------------------------------
   (Street Address and Number)            (Street Address and Number)

 -----------------------------------      -----------------------------------
   (City and Province)                    (City and Province)

 -----------------------------------      -----------------------------------
   (County and Postal (Zip) Code)         (Country and Postal Code (Zip) Code)

 -----------------------------------      -----------------------------------
   (Telephone - Business Hours)

 -----------------------------------      -----------------------------------
   (Tax Identification or
   Social Insurance Number)
 -----------------------------------      -----------------------------------


 -----------------------------------      -----------------------------------
                BLOCK C                                  BLOCK D
 UNITED STATES CITIZENS/RESIDENTS MUST       / /     HOLD CHEQUE FOR PICK-UP
 PROVIDE THEIR TAXPAYER IDENTIFICATION
 NUMBER HERE:
               ---------------------
 -----------------------------------      -----------------------------------




 Signature guaranteed by (if required    Dated:
 under Instruction 4):                          ------------------------------

 -----------------------------------     -------------------------------------
       Authorized Signature              Signature of Shareholder or Authorized
                                                     Representative
                                                   (See Instruction 5)

 -----------------------------------     -------------------------------------
     Name of Guarantor (please             Name of Shareholder (please print
          print or type)                                or type)

 -----------------------------------     -------------------------------------
    Address (please print or type)         Name of Authorized Representative
                                                (please print or type)
                                                    (if applicable)

--------------------------------------------------------------------------------
                                      BLOCK E

/ / CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type)

Name of Registered Holder:
                          ------------------------------------------------------

Date of Execution of Notice:
                            ----------------------------------------------------

Name of Institution which Guaranteed Delivery:
                                              ----------------------------------
--------------------------------------------------------------------------------





--------------------------------------------------------------------------------
            INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

------------------------    ------------------------    ------------------------
        (Firm)            (Registered Representative)   (Telephone Number)

          / /  CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED
--------------------------------------------------------------------------------

                                    INSTRUCTIONS

1.   USE OF LETTER OF TRANSMITTAL

     (a) This Letter of Transmittal (or an originally signed facsimile thereof) together with accompanying certificates representing the Shares must be received by the Depositary at the office specified below at or prior to 4:00 p.m. (Toronto time) on February 4, 1998, the Expiry Time, unless the Offer is extended.

     (b) THE METHOD USED TO DELIVER THIS LETTER OF TRANSMITTAL AND ANY ACCOMPANYING CERTIFICATES REPRESENTING SHARES IS AT THE OPTION AND RISK OF THE HOLDER AND DELIVERY WILL BE DEEMED EFFECTIVE ONLY WHEN SUCH DOCUMENTS ARE ACTUALLY RECEIVED. THE OFFEROR RECOMMENDS THAT THE NECESSARY DOCUMENTATION BE HAND DELIVERED TO THE DEPOSITARY, AT ITS OFFICE SPECIFIED BELOW, AND A RECEIPT OBTAINED; OTHERWISE THE USE OF REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Shares.

2.   PROCEDURE FOR GUARANTEED DELIVERY

     If a Shareholder wishes to deposit Shares pursuant to the Offer and (i) the certificates representing the Shares are not immediately available, or (ii) the Shareholder is not able to deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, such Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

     (a) such deposit is made by or through an Eligible Institution (as defined below);

     (b) a Notice of Guaranteed Delivery in the form accompanying this Letter of Transmittal, or a signed facsimile thereof, properly completed and duly executed, guaranteed by an Eligible Institution, is received by the Depositary at its Toronto office as set forth on the accompanying Notice of Guaranteed Delivery, at or prior to the Expiry Time; and

     (c) the certificate(s) representing Deposited Shares in proper form for transfer, together with a Letter of Transmittal in the form accompanying the Offer, or a manually signed facsimile thereof, properly completed and duly executed, and all other documents required by the Letter of Transmittal, are received by the Depositary at its Toronto office at or prior to 4:30 p.m. (Toronto time) on the third trading day on The Toronto Stock Exchange after the Expiry Time.

     An "Eligible Institution" means a Canadian chartered bank or a trust company in Canada or a firm which is a member of a recognized stock exchange or the Investment Dealers Association of Canada.

3.   SIGNATURES

     This Letter of Transmittal must be filled in and signed by the holder of Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

     (a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

     (b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

          (i) such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

          (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.   GUARANTEE OF SIGNATURES

     If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of BeaconEye, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.   FIDUCIARIES, REPRESENTATIVES AND AUTHORIZATIONS

     Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either the Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.   PARTIAL TENDERS

     If less than the total number of Shares evidenced by any certificate submitted is to be deposited, please fill in the number of Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, a new certificate for the number of Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.   SOLICITATION

     Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing the appropriate box on this Letter of Transmittal and present a list of beneficial holders if applicable.

8.   MISCELLANEOUS

     (a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

     (b) If Deposited Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

     (c)  No alternative, conditional or contingent deposits will be accepted.

     (d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

     (e) Additional copies of the Offer and Circular and this Letter of Transmittal may be obtained from the Depositary at its office at the address listed below.

9.   LOST CERTIFICATES

     If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded to the Depositary. In addition, the holder should contact BeaconEye's transfer agent (The Trust Company of Bank of Montreal at 129 St-Jacques "B" Level North, Montreal, Quebec, H2Y 1L6) to arrange for the issuance of a replacement certificate.

             THE DEPOSITARY FOR THE OFFER IS CIBC MELLON TRUST COMPANY

                                      BY MAIL

                                   P.O. Box 1036
                           Adelaide Street Postal Station
                                 Toronto, Ontario
                                      M5C 2K4



                                 BY HAND OR COURIER

                        393 University Avenue (Lower Level)
                                 Toronto, Ontario
                                      M5G 2M7

                                TEL: (416) 813-4600
                          TOLL FREE: (800) 387-0825



             OFFICE OF RBC DOMINION SECURITIES INC., THE DEALER MANAGER

                                  Royal Bank Plaza
                                    P.O. Box 50
                                  Toronto, Ontario
                                      M5J 2W7

                                TEL:  (416) 842-7723
                                FAX:  (416) 842-7700

     ANY QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED BY SHAREHOLDERS TO THE DEALER MANAGER AND THE DEPOSITARY AT THEIR RESPECTIVE TELEPHONE NUMBERS AND LOCATIONS SET OUT ABOVE.

NEWS RELEASE                            CONTACT:

FOR IMMEDIATE RELEASE              STEPHEN KILMER
                                   MANAGER, INVESTOR RELATIONS
                                   (905) 602-2020  EXT. 235
                                   1-800-TLC-1033
                                   investor.relations@lzr.com

               TLC POSTS RECORD REVENUES AND ACHIEVES EBITDA MILESTONE

                    - RESULTS FOR SECOND QUARTER OF FISCAL 1998 -

MISSISSAUGA, JANUARY 13, 1998: TLC The Laser Center Inc., the largest provider of laser vision correction in North America, today announced its results for the three months ended November 30, 1997. Results were characterized by highest ever gross revenues, record net revenues, and first- time generation of positive Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA). All were driven primarily by strong growth in the number of refractive laser procedures performed.

Second quarter gross revenues were a record $26.2 million, an increase of 193% over the fiscal 1997 comparative quarter. Second quarter net revenues more than tripled to $18.2 million from the same period a year ago, and are the highest quarterly net revenues ever reported by the Company. The increasing revenue is primarily due to continuing strong growth in the number of procedures at existing sites. Over 6,400 paid refractive laser procedures were performed at TLC clinics in the second quarter, compared to 1,980 from the same quarter a year ago.



TLC's net loss for the quarter was $2.8 million, or $0.10 per share, versus $2.6
million, or $0.15 per share for the corresponding period a year ago.   The net
loss includes $2.8 million in amortization and $820,000 in interest. As a result, TLC generated positive EBITDA of $943,000 for the second quarter, versus EBITDA of negative $1.6 million for the same period a year ago. This is the first time that positive EBITDA has been generated in the Company's history. It is an important milestone for TLC and was achieved at a very early stage of our development and much sooner than anticipated.

"Our results continue to exceed expectations," said Elias Vamvakas, President & CEO of TLC. "This is an extremely exciting time for the Company as income before amortization charges is positive."

"This good performance of TLC is despite the traditional weakness of this quarter." "We continue to grow our leadership position at the same time that the laser vision correction market maintains its tremendous growth and the procedure becomes highly recognized and widely accepted."

ABOUT TLC THE LASER CENTER INC.

TLC is the largest provider of laser vision correction in North America. TLC's core business strategy is providing excimer laser eye surgery in partnership with its network of more than 6,000 affiliated doctors. TLC has an integrated approach in providing eye care, which includes secondary care facilities, managed care, buying groups and information technologies. TLC's common shares trade on the Toronto Stock Exchange under the symbol 'LZR' and on the NASDAQ National Market under the symbol 'LZRCF'. Visit our web site at http://www.lzr.com

FORWARD LOOKING STATEMENTS

This press release may contain forward-looking information within the meaning of
Section 27A of the U.S. Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbor created by those sections. TLC's operating results can be impacted by a number of factors, any of which could cause actual results to vary materially from the current results or TLC's anticipated future results. TLC's operating results can vary substantially from period to period due to the timing of acquisitions and expansion opportunities. This and other factors make the estimation of future operating results uncertain. Risk factors are listed from time to time in TLC's reports filed with the Toronto Stock Exchange and the U.S. Securities and Exchange Commission. TLC assumes no obligation to update information contained in this press release.

TLC THE LASER CENTER INC.
CONSOLIDATED STATEMENT OF INCOME

                                                                 Three months ended              Six months ended
November 30                                                      1997           1996           1997           1996
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Net revenues                                                 $  18,221       $  5,428      $  32,025      $  10,340
Share of loss of affiliated companies                               55           (122)           (32)          (150)
-------------------------------------------------------------------------------------------------------------------
                                                                18,276          5,306         31,993         10,190
-------------------------------------------------------------------------------------------------------------------
Expenses
Operating                                                       15,911          5,410         28,519          9,442
Financial                                                          820            197          1,301            333
Amortization                                                     2,838            778          5,555          1,415
-------------------------------------------------------------------------------------------------------------------
                                                                19,569          6,385         35,375         11,190
-------------------------------------------------------------------------------------------------------------------
Loss from operations                                            (1,293)        (1,079)        (3,382)        (1,000)
Development and start-up expenses                                1,542          1,535          3,143          2,329
-------------------------------------------------------------------------------------------------------------------
Loss before income taxes and non-controlling interests          (2,835)        (2,614)        (6,525)        (3,329)
-------------------------------------------------------------------------------------------------------------------
Income taxes
Current                                                             62             34             88             83
-------------------------------------------------------------------------------------------------------------------
                                                                    62             34             88             83
-------------------------------------------------------------------------------------------------------------------
Loss before non-controlling interests                           (2,897)        (2,648)        (6,613)        (3,412)
Non-controlling interests                                          120              -            120            -
-------------------------------------------------------------------------------------------------------------------
Net loss for the period                                      $  (2,777)     $  (2,648)     $  (6,493)     $  (3,412)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

LOSS PER SHARE                                                   (0.10)         (0.15)         (0.24)         (0.18)

Weighted average number of
  common shares outstanding                                 27,459,333     17,732,323     27,192,930     18,873,470

SUPPLEMENTARY DISCLOSURE:

Gross revenues of all managed clinics:
  Refractive clinics revenue                                 $  19,169       $  3,557      $  33,269       $  7,108
  Secondary care clinics physician group revenue                 7,039          5,396         13,499          9,976
-------------------------------------------------------------------------------------------------------------------
  Gross revenues                                                26,208          8,953         46,768         17,084
-------------------------------------------------------------------------------------------------------------------
Less:
  Provision for contractual allowances and adjustments           4,377          2,429          8,179          4,489
  Amounts retained by physician groups                           4,051          1,096          7,683          2,255
-------------------------------------------------------------------------------------------------------------------
                                                                 8,428          3,525         15,862          6,744
-------------------------------------------------------------------------------------------------------------------
Net revenues of all managed clinics                             17,780          5,428         30,906         10,340
Other                                                              441              -          1,119            -
-------------------------------------------------------------------------------------------------------------------
Net revenues                                                 $  18,221       $  5,428      $  32,025      $  10,340
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


TLC THE LASER CENTER INC.
CONSOLIDATED BALANCE SHEET

                                                       NOVEMBER 30    May 31
                                                           1997        1997
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
ASSETS
Current
Cash and short-term deposits                             $  6,495    $  20,977
Accounts receivable                                         7,262        4,056
Income taxes recoverable                                      262           46
Prepaids and sundry                                         4,785        2,316
--------------------------------------------------------------------------------
                                                           18,804       27,395
Goodwill                                                   35,266       34,401
Capital assets                                             33,542       34,006
Assets under capital lease                                 11,568       10,213
Investment in affiliated companies                            500          675
Other                                                         415          588
Projects under development                                    253          168
Deferred income taxes                                          27           55
--------------------------------------------------------------------------------
                                                       $  100,375   $  107,501
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

LIABILITIES
Current
Accounts payable and accrued liabilities                 $  4,700     $  9,725
Current portion of long term debt                           1,904        1,810
Current portion of obligations under capital lease          3,103        2,377
Current portion of term bank loan                               -           40
Deferred income taxes                                          32           61
--------------------------------------------------------------------------------
                                                            9,739       14,013
Long term debt                                              6,029        6,627
Obligations under capital lease                            11,069        9,283
Term bank loan                                                  -           23
Deferred rent and compensation                              2,647        2,230
--------------------------------------------------------------------------------
                                                           29,484       32,176
--------------------------------------------------------------------------------
Non-controlling interest                                      578          463
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock                                              94,496       92,552
Deficit                                                   (24,183)     (17,690)
--------------------------------------------------------------------------------
                                                           70,313       74,862
--------------------------------------------------------------------------------
                                                       $  100,375   $  107,501
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

TLC THE LASER CENTER INC.
CONSOLIDATED STATEMENT OF DEFICIT

                                                           Six months ended
November 30                                                1997         1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Balance, beginning of period                           $  (17,690)   $  (3,741)
Net loss for the period                                    (6,493)      (3,412)
--------------------------------------------------------------------------------
Balance, end of period                                 $  (24,183)   $  (7,153)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

TLC THE LASER CENTER INC.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

                                                            Six months ended
November 30                                                 1997        1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                 $  (6,493)   $  (3,412)
Amortization                                                5,555        1,415
Share of loss from affiliates                                  32          150
Non-controlling interest                                     (120)         -
--------------------------------------------------------------------------------
                                                           (1,026)      (1,847)

Changes in non-cash operating items
Deferred rent and compensation                                417           10
Non-controlling interest                                      235          -
Deferred income taxes (net)                                    (1)          (5)
Projects under development                                    (85)         (22)
Income taxes payable                                         (216)        (137)
Prepaid and sundry assets                                  (2,469)        (189)
Accounts receivable                                        (3,206)      (1,287)
Accounts payable and accrued liabilities                   (5,025)         100
--------------------------------------------------------------------------------
Cash provided from (used for) operating activities        (11,376)      (3,377)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Obligations under capital lease                             2,512         (146)
Capital stock issued                                        1,944       23,580
Due from 20/20 Laser Centers, Inc.                              -       (3,709)
Term bank loan                                                (63)         (20)
Long-term debt                                               (504)       4,047
--------------------------------------------------------------------------------
Cash provided from (used for) financing activities          3,889       23,752
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Other                                                         173          (68)
Investment in affiliated companies                            143         (491)
Goodwill                                                   (2,055)         -
Assets under capital lease                                 (2,545)        (259)
Capital assets                                             (2,711)      (6,543)
--------------------------------------------------------------------------------
Cash provided from (used for) investing activities         (6,995)      (7,361)
--------------------------------------------------------------------------------

Increase (decrease) in cash                               (14,482)      13,014
Cash and short-term deposits, beginning of period          20,977        4,143
--------------------------------------------------------------------------------
Cash and short-term deposits, end of period              $  6,495    $  17,157
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------